Exhibit 99.1
News release via Canada NewsWire, Toronto 416-863-9350

           Attention Business/Financial Editors:
           Scotiabank's Record 2007 Net Income Exceeds $4 Billion

           <<
           Fiscal 2007 Highlights (year over year)
             -  Earnings per share (diluted) of $4.01 rose 13% from $3.55
             -  Net income of $4.05 billion, up 13% from $3.58 billion
             -  ROE of 22.0%, versus 22.1%
             -  Productivity ratio of 53.7%, an improvement from 55.3% last year
             -  Annual dividends per share increased 16% to $1.74

           Fourth Quarter Highlights (versus Q4, 2006)
             -  Earnings per share (diluted) of $0.95 rose 6.7% from $0.89
             -  Net income of $954 million, up 6% from $897 million
             -  ROE of 21.0%, versus 21.1%
             -  Productivity ratio of 54.4%, versus 56.9%
             -  A further quarterly dividend increase of 2 cents was announced, taking the quarterly dividend per common share to $0.47, payable in
                January, 2008
           >>

           TORONTO, Dec. 6 /CNW/ - Scotiabank achieved record earnings in 2007 with net income of $4.05 billion, meeting or surpassing all of its key financial and operational targets. Earnings per share (EPS) (diluted) were $4.01, up 13%
compared to $3.55 in 2006. Return on equity (ROE) was 22.0%, at the high end of the Bank's target range.
           Scotiabank has again delivered solid results for the fourth quarter ended
October 31, 2007, with net income of $954 million, up 6% from the same period last year. EPS (diluted) rose to $0.95 from $0.89 a year ago. ROE was 21.0%
compared to 21.1%. As previously disclosed, the fourth quarter includes a pre-tax gain of $202 million ($163 million after tax) on the Bank's interests in Visa Inc. and pre-tax losses of $191 million ($133 million after tax) on structured credit instruments, which include non-bank asset-backed commercial paper (ABCP).
           "Our record results and success in meeting or exceeding all financial and operational targets was achieved by continuing a consistent strategy of diversifying across geographies and our three growth platforms," said Rick
Waugh, President and Chief Executive Officer (CEO). "All major business lines delivered strong earnings, led by Domestic Banking with excellent growth of
21%, International Banking with 17% and Scotia Capital with 6%.
           "This growth was achieved in part by increases in asset levels due to successful execution of strategies to increase market share and gain more customers. Year over year, the Domestic Bank recorded a 13% increase in average assets, International Banking saw growth of 19% and Scotia Capital's average assets grew by 17%.
           "Domestic Banking recorded market share gains in mortgages, personal deposits, mutual funds and small business.
           "International Banking continues to deliver very strong results, with excellent revenue and net income growth from our recent acquisitions in Peru,
Costa Rica, Jamaica and Dominican Republic. International also experienced very strong organic growth, particularly in credit cards, mortgages and commercial banking.
           "Scotia Capital again had record earnings in 2007, as strong core trading and investment banking results combined with higher recoveries to more than offset weaker market conditions in the fourth quarter.
           "The Bank's success across all business lines allowed us to earn through a compression in the interest margin and the negative impact of foreign currency translation.
           "Although market conditions were challenging in the fourth quarter, the
Bank continued to achieve solid earnings. The market losses taken were low in relation to our overall trading and investment results.

           "We believe it is important to provide clarity on Scotiabank's current exposure to areas of investor concern. In particular, we have no direct exposure to U.S. sub-prime mortgages. Secondly, we have only nominal holdings of non-bank ABCP that are subject to the Montreal Accord. Lastly, we do not sponsor or manage any structured investment vehicles (SIVs) and have only nominal investments in them. One of our core strengths is risk management and we will continue to prudently manage our risk/reward balance in 2008.
           "Our strong capital position and earnings generation enabled us to deploy shareholder capital in a disciplined manner in our pursuit of strategic growth opportunities. In addition we provided shareholders with two dividend increases this year totaling 24 cents, or 16%.
           "Scotiabank's results in 2007 reflect our core strengths in cost control and customer satisfaction. Once again, the Bank has achieved an industry-leading productivity ratio, and our talented team of dedicated employees continues to provide customer-focused service. We are also proud to note the Bank received the internationally prestigious 2007 Catalyst Award for
Scotiabank's Advancement of Women initiative, which recognized the improvement in our representation of women in our senior management team."

           The Bank met or exceeded all of its key financial and operational objectives this year as follows:

           <<
           1.  TARGET: Generate growth in EPS (diluted) of 7 to 12% per year. Our year-over-year EPS growth was 13%
           2.  TARGET: Earn a return on equity (ROE) of 20 to 23%. For the full year, Scotiabank earned an ROE of 22.0%
           3.  TARGET: Maintain a productivity ratio of less than 58%. Scotiabank's performance was 53.7%
           4.  TARGET: Maintain sound capital ratios. At 9.3%, Scotiabank's Tier 1 capital ratio remains among the highest of the Canadian banks and strong by international standards.
           >>

           "Looking ahead to 2008, we believe our One Team, One Goal approach to serving customers and superior execution ensures we are well positioned to continue achieving profitable, sustainable revenue growth, despite potential headwinds caused by a lower U.S. dollar and uncertain market conditions," Mr.
Waugh said.

           <<
           Financial Highlights

                                                As at and for the           For the
                                               three months ended        year ended
           -------------------------------------------------------------------------
                                        October     July  October  October  October
                                             31       31       31       31       31
           (Unaudited)                     2007     2007     2006     2007     2006
           -------------------------------------------------------------------------
           Operating results ($ millions)
           Net interest income            1,716    1,812    1,652    7,098    6,408
           Net interest income (TEB(1))   1,932    1,913    1,783    7,629    6,848
           Total revenue                  3,078    3,201    2,868   12,490   11,208
           Total revenue (TEB(1))         3,294    3,302    2,999   13,021   11,648
           Provision for credit losses       95       92       32      270      216
           Non-interest expenses          1,792    1,752    1,708    6,994    6,443
           Provision for income taxes       204      296      203    1,063      872
           Provision for income taxes
            (TEB(1))                        420      397      334    1,594    1,312
           Net income                       954    1,032      897    4,045    3,579
           Net income available to
            common shareholders             938    1,016      890    3,994    3,549
           -------------------------------------------------------------------------

           Operating performance
           Basic earnings per share ($)    0.95     1.03     0.90     4.04     3.59
           Diluted earnings per share ($)  0.95     1.02     0.89     4.01     3.55
           Return on equity(1) (%)         21.0   21.7(2)    21.1     22.0     22.1
           Productivity ratio (%)
            (TEB(1))                       54.4     53.0     56.9     53.7     55.3
           Net interest margin on total
            average assets (%) (TEB(1))    1.87     1.86     1.89     1.89     1.95
           -------------------------------------------------------------------------
           Balance sheet information
            ($ millions)
           Cash resources and
            securities                  118,030  121,633  118,878
           Loans and acceptances(2)     238,685  233,004  212,329
           Total assets                 411,510  408,115  379,006
           Deposits                     288,458  286,985  263,914
           Preferred shares               1,635    1,290      600
           Common shareholders' equity   17,169   18,377   16,947
           Assets under administration  195,095  198,786  191,869
           Assets under management       31,403   31,031   27,843
           -------------------------------------------------------------------------
           Capital measures
           Tier 1 capital ratio(%)          9.3      9.7     10.2
           Total capital ratio(%)          10.5     10.6     11.7
           Tangible common equity to
            risk-weighted assets(1)(%)      7.2      7.7      8.3
           Risk-weighted assets
            ($ millions)                218,337  219,771  197,010
           -------------------------------------------------------------------------
           Credit quality
           Net impaired loans(3)
            ($ millions)                    601      584      570
           General allowance for
            credit losses ($ millions)    1,298    1,298    1,307
           Net impaired loans as a % of
            loans and acceptances(2)(3)    0.25     0.25     0.27
           Specific provision for
            credit losses as a % of
            average loans and
            acceptances (annualized)(2)    0.16     0.16     0.18     0.13     0.14
           -------------------------------------------------------------------------
           Common share information
           Share price($)
             High                         53.49    54.67    49.50    54.73    49.80
             Low                          46.70    48.91    45.36    46.70    41.55
             Close                        53.48    49.45    49.30
           Shares outstanding (millions)
             Average - Basic                983      988      989      989      988
             Average - Diluted              991      996    1,000      997    1,001
             End of period                  984      982      990
           Dividends per share ($)         0.45     0.45     0.39     1.74     1.50
           Dividend yield (%)               3.6      3.5      3.3      3.4      3.3
           Dividend payout ratio(4) (%)    47.1     43.7     43.3     43.1     41.8
           Market capitalization
            ($ millions)                 52,612   48,578   48,783
           Book value per common
            share ($)                     17.45    18.71    17.13
           Market value to book
            value multiple                  3.1      2.6      2.9
           Price to earnings multiple
            (trailing 4 quarters)          13.2     12.4     13.7
           -------------------------------------------------------------------------
           Other information
           Employees(5)                  58,113   57,152   54,199
           Branches and offices           2,331    2,289    2,191
           -------------------------------------------------------------------------
           -------------------------------------------------------------------------

           (1) Non-GAAP measure. Refer to Non-GAAP measures section of this press release for a discussion of these measures.
           (2) Certain comparative amounts have been restated to conform with current period presentation.
           (3) Net impaired loans are impaired loans less the specific allowance for credit losses.
           (4) Represents common dividends for the period as a percentage of the net income available to common shareholders for the period.
           (5) Amounts for prior periods have been restated to include final numbers for all new acquisitions.
           >>

           Non-GAAP measures

           The Bank uses a number of financial measures to assess its performance.
Some of these measures are not calculated in accordance with Generally
Accepted Accounting Principles (GAAP), are not defined by GAAP and do not have standardized meanings that would ensure consistency and comparability between companies using these measures. These non-GAAP measures are discussed in this press release and defined below:

           Taxable equivalent basis

           The Bank analyzes net interest income and total revenues on a taxable equivalent basis (TEB). This methodology grosses up tax-exempt income earned on certain securities reported in net interest income to an equivalent before tax basis. A corresponding increase is made to the provision for income taxes, hence there is no impact on net income. Management believes that this basis for measurement provides a uniform comparability of net interest income arising from both taxable and non-taxable sources and facilitates a consistent basis of measurement. While other banks also use TEB, their methodology may not be comparable to the Bank's. The TEB gross-up to net interest income and to the provision for income taxes for the three months ended October 31, 2007 is $216 million versus $131 million in the same quarter last year and
$101 million last quarter. For the year ended October 31, 2007, the TEB gross-up amount is $531 million versus $440 million for last year.
           For purposes of segmented reporting, a segment's net interest income and provision for income taxes is grossed up by the taxable equivalent amount. The elimination of the TEB gross-up is recorded in the 'Other' segment.

           Productivity ratio (TEB)

           Management uses the productivity ratio as a measure of the Bank's efficiency. This ratio represents non-interest expenses as a percentage of total revenue on a taxable equivalent basis.

           Net interest margin on total average assets (TEB)

           This ratio represents net interest income on a taxable equivalent basis as a percentage of total average assets.

           Return on equity

           Return on equity is a profitability measure that presents the net income available to common shareholders as a percentage of the capital deployed to earn the income. The implementation of the new accounting standards for financial instruments in the first quarter of 2007 resulted in certain unrealized gains and losses being reflected in a new component of shareholders' equity. The Bank calculates its return on equity using average common shareholders' equity including all new components of shareholders'
equity.

           Economic equity and return on economic equity

           For internal reporting purposes, the Bank allocates capital to its business segments using a methodology that considers credit, market and operational risk inherent in each business segment. The amount allocated is commonly referred to as economic equity. Return on equity for the business segments is based on the economic equity allocated to the business segments.
The difference between the economic equity amount required to support the business segments' operations and the Bank's total equity is reported in the
'Other' segment.

           Tangible common equity to risk-weighted assets

           Tangible common equity to risk-weighted assets is an important financial measure for rating agencies and the investing community. Tangible common equity is total shareholders' equity plus non-controlling interest in subsidiaries, less preferred shares, unrealized gains/losses on available-for-sale securities and cash flow hedges, goodwill and other intangible assets (net of related taxes). Tangible common equity is presented as a percentage of risk-weighted assets. Regulatory capital ratios, such as
Tier 1 and Total capital ratios, have standardized meanings as defined by the
Superintendent of Financial Institutions Canada.

           Group Financial Performance and Financial Condition

           Scotiabank had another year of record results in 2007 and met or exceeded all of its key financial and operational objectives. Asset growth was strong, recent acquisitions in Peru, Costa Rica and Canada made a solid contribution to earnings and credit quality remained favourable. These positive impacts were partly offset by lower net interest margins and the negative impact of foreign currency translation. The results include a pre-tax gain of
$202 million on the Bank's interest in Visa Inc. and pre-tax losses of
$191 million on structured credit instruments.

           Total revenue

           Total revenue (on a taxable equivalent basis) was $13,021 million in
2007, an increase of $1,373 million or 12% from the prior year, despite the negative impact of $199 million due to foreign currency translation, as the
Canadian dollar continued to appreciate against most currencies in which the
Bank operates. This increase in revenues reflected the contributions from acquisitions and broad-based organic growth across all business lines.
Domestic Banking revenue grew by 9% over last year. Despite the negative impact of foreign currency translation, International Banking revenue rose 23%
reflecting the full-year impact of acquisitions in Peru and Costa Rica, as well as strong growth in Mexico and the Caribbean. In Scotia Capital, growth in corporate and investment banking revenues was partially offset by lower trading revenues. Group Treasury had higher gains on the sale of non-trading securities.

           Net interest income

           Net interest income on a taxable equivalent basis was $7,629 million in
2007, up $781 million or 11% over last year, despite a negative impact of
$119 million due to foreign currency translation. Overall, strong asset growth more than offset the compression in the net interest margin.
           The growth in average assets of $52 billion or 15% was mainly in business and government lending ($14 billion or 23%), residential mortgages
($14 billion or 17%) and derivative securities ($7 billion or 20%). All business segments contributed to the strong asset growth. Domestic's average assets grew by $18 billion (primarily in mortgages), aided by the full-year impact of the acquisition of the mortgage business of Maple Financial Group.
International's asset growth of $10 billion or 19% was driven in part by the full-year impact of acquisitions in Peru and Costa Rica, as well as strong organic growth across all regions, particularly credit cards and mortgages in
Mexico and the Caribbean and commercial loans in Asia. Scotia Capital's average assets grew $22 billion, primarily from a $14 billion increase in trading assets, and solid growth of $5 billion in corporate loans and acceptances.

           The Bank's net interest margin (net interest income as a percentage of average assets) was 1.89% in 2007, down from 1.95% last year. The decline was due to higher wholesale funding costs, as well as a change in asset mix, mainly from strong growth in lower-yielding, but lower-risk, Canadian residential mortgages.
           On a business line basis, the Domestic Banking margin narrowed due to the very strong volume growth in lower spread residential mortgages, and higher wholesale funding rates. Some of this margin compression was offset in Group
Treasury (included in the Other segment), as funding is managed at an all-Bank level. International Banking's margin widened slightly, primarily in Latin
America from the full-year impact of our acquisitions in Peru, and higher margins in Mexico and Asia. The margin in Scotia Capital widened as a result of a rise in tax-exempt dividend income and increased interest recoveries in corporate lending.

           Other income

           Other income was $5,392 million in 2007, an increase of $592 million or
12% from 2006, despite a reduction of $80 million from the impact of foreign currency translation. Acquisitions accounted for approximately $145 million or
25% of the total growth. Gains of $202 million recognized on the global Visa restructuring were mostly offset by losses on structured credit instruments.
           Credit card and mutual fund fees both set records in 2007, and there were increases in revenues from deposit and payment services, and investment management, brokerage and trust services.
           Trading revenues were $450 million in 2007, a decrease of $187 million or
29% from last year. Derivative trading declined by $106 million, mainly in the fourth quarter.
           Investment banking revenues were $737 million in 2007, an increase of
$78 million or 12% over last year. Underwriting fees rose by $43 million or
13%, due to higher M&A and new issue fees.
           The net gain on the sale of non-trading securities was $488 million in
2007, an increase of $117 million or 32% from last year, mainly from higher equity gains.
           Other revenues were $948 million in 2007, an increase of $325 million from last year, due mainly to a $202 million gain on the global Visa restructuring, and the impact of acquisitions.

           Non-interest expenses

           Non-interest expenses were $6,994 million in 2007, an increase of
$551 million or 9% from last year, which benefited from the positive impact of foreign currency translation of $77 million. Recent acquisitions accounted for approximately $225 million or 40% of the growth in non-interest expenses.
           Salaries and employee benefits were $3,983 million in 2007, up
$215 million or 6% from last year, including the favourable impact of
$34 million due to foreign currency translation. Salaries increased 10%
reflecting an increase in branches and staffing in Canada to support growth initiatives, as well as the impact of acquisitions, branch openings in Mexico and more sales and service staff in International Banking. Performance-based compensation increased $50 million from the same period last year, reflecting stronger results in most business lines. This was partially offset by lower stock-based compensation, due mainly to a smaller increase in the Bank's common share price during the year. Pension and other employee benefits declined by $50 million, due primarily to lower pension costs. This decrease was partly offset by the impact of acquisitions.

           Premises and technology expenses were $1,353 million in 2007, an increase of $139 million or 11% from last year. The higher premises costs reflected both acquisitions and new branches (35 in Canada, 86 in Mexico). Technology expenses increased by $54 million or 10%, mainly for a variety of new projects in Canada and Mexico to support business growth initiatives, as well as a new data centre in the Caribbean.
           Advertising and business development costs were $311 million, an increase of $79 million or 34%, reflecting promotional campaigns to drive brand awareness and customer acquisition. Professional expenses were $227 million an increase of $53 million or 30%, due mainly to higher fees for litigation and consulting fees related to acquisition opportunities and other initiatives.
           Our productivity ratio - a measure of efficiency in the banking industry
- was 53.7% for the year and remained better than our target of 58%. The ratio improved from 55.3% last year, as we continued to have positive operating leverage, with 12% revenue growth versus 9% expense growth.

           Taxes

           The provision for income taxes was $1,063 million in 2007, an increase of
22% over last year. This largely reflected the 15% growth in pre-tax income; a higher effective tax rate in Mexico, as previously unrecognized tax loss carryforwards were fully utilized during the year; and the impact of adjustments to the future tax asset, reflecting tax rate reductions in Canada.
The Bank's overall effective tax rate for the year was 20.3%, up from 19.2%
last year.

           Non-controlling interest

           The deduction for non-controlling interest in subsidiaries was
$118 million in 2007, an increase of $20 million from 2006, due primarily to the full-year impact of the acquisitions in Peru.

           Risk Management

           Credit Risk

           In 2007, the total provision for credit losses was $270 million, up from
$216 million last year. The specific provision for credit losses was
$295 million, up $19 million from 2006, largely reflecting portfolio growth.
           Domestic Banking provisions were up $16 million from last year, with higher retail provisions in line with growth in the portfolio, partially offset by lower provisions in the commercial portfolio. Specific provisions of
$101 million in the International Banking portfolios were up $41 million from last year, with higher retail provisions due to the impact of acquisitions and portfolio growth, partially offset by net recoveries in the commercial portfolios. Scotia Capital had net recoveries of $101 million in 2007 versus net recoveries of $63 million in 2006. Recoveries in 2007 were realized primarily in the United States.
           Net impaired loans, after deducting the specific allowance for credit losses, were $601 million at October 31, 2007, an increase of $31 million from a year ago. There was an increase of $153 million in International Banking, partially offset by declines of $106 million in Scotia Capital and $16 million in Domestic Banking.
           The general allowance for credit losses as at October 31, 2007 was
$1,298 million, a reduction from $1,307 million a year ago. In the second quarter, the general allowance for credit losses was reduced by $25 million in the Consolidated Statement of Income, while there was a $16 million increase resulting from the consolidation of an acquisition in Costa Rica for a net reduction of $9 million in 2007. This net decline follows net reductions of
$23 million in 2006 and $45 million in 2005.

           Market Risk

           Market risk in the Bank's trading activities increased during 2007, with an average one-day value at risk (VaR) of $12.4 million, compared to
$8.9 million in 2006. The year-over-year increase was due primarily to increased interest rate risk with modest increases in exposures in all other risk factors. Trading revenue was positive on more than 92% of the trading days during the year, compared to 90% in 2006.

           Liquidity Risk

           Liquidity risk is the risk that the Bank is unable to meet its financial obligations in a timely manner at reasonable prices. Liquidity risk is controlled by policies and limits with respect to cash flow gaps over specified periods and minimum holdings of core liquidity that can generally be sold or pledged to meet the Bank's obligations. As at October 31, 2007, total liquid assets held by the Bank were $103 billion (2006 - $98 billion), equal to 25% of total assets (2006 - 26%).

           Balance Sheet

           The Bank's total assets at October 31, 2007 were $412 billion, up
$33 billion or 9% from last year, after a $26 billion negative impact from foreign currency translation, resulting from the stronger Canadian dollar. The increase was due primarily to growth in retail and commercial loans.
           Securities declined by $7 billion from last year. Trading securities declined $3 billion, due almost entirely to the impact of foreign currency translation. Available-for-sale securities were down $4 billion as growth in the underlying portfolio was more than offset by both the deconsolidation of a variable interest entity that was restructured during the year, as well as the negative impact of foreign currency translation. Partly offsetting these declines was an increase of $1 billion for the initial recognition of available-for-sale securities at their fair value in accordance with the new financial instruments accounting standards adopted in 2007. The offsetting amount, net of taxes, was included in accumulated other comprehensive income within shareholders' equity.
           As at October 31, 2007, the unrealized gains on available-for-sale securities were substantial at $972 million, but declined $119 million from the prior year, due mainly to gains realized during the year, the impact of foreign currency translation, and a reduction in the value of certain debt securities.
           The Bank's loan portfolio grew $24 billion or 12% from last year, despite a negative impact of $11 billion due to foreign currency translation. Domestic residential mortgages led this growth with a $16 billion increase, before securitization of $4 billion, largely from market share gains as well as the continued demand arising from the strong domestic housing market. Personal loans were up $3 billion from last year, with $1 billion due to the popularity of the domestic ScotiaLine product.
           Business and government loans increased $9 billion from last year, or
$18 billion before the impact of foreign currency translation. Loans in Scotia
Capital were up $6 billion, primarily to support trading operations. Domestic experienced growth of $2 billion. In International banking, business and government loans increased in most locations despite the negative impact of foreign currency translation, with Asia, in particular reflecting net growth of $2 billion.
           Total liabilities were $393 billion as at October 31, 2007, an increase of $32 billion or 9% from last year, despite the negative $28 billion impact due to foreign currency translation. Deposits grew $25 billion and derivative instrument liabilities were up $12 billion. The latter increase was similar to the change in the derivative instrument assets. Partially offsetting was a decline in obligations related to repurchase agreements, due in part to foreign currency translation.
           Total deposits grew $25 billion or 9% from last year, net of a
$20 billion negative impact due to foreign currency translation. Personal deposits increased $7 billion, led by $3 billion growth in domestic personal
GICs. International experienced modest increases in personal deposits across most regions. Business and government deposits were up $20 billion, notwithstanding the impact of foreign currency translation, primarily to fund the Bank's strong asset growth in 2007.

           Total shareholders' equity rose $1 billion in 2007. The increase was due primarily to strong internal capital generation of $2 billion, the issuance of
$1 billion non-cumulative preferred shares during the year and the change in accounting standards for financial instruments, which resulted in after-tax fair value adjustments of approximately $1 billion relating primarily to available-for-sale securities. This growth in capital was negatively impacted by the strong appreciation of the Canadian dollar against most currencies.
This resulted in unrealized foreign currency translation losses on the Bank's net investments in foreign subsidiaries of $2 billion during the year, net of foreign currency gains on related hedges, and taxes of $427 million.

           Capital management

           The Bank's capital base continues to be strong, with a tangible common equity (TCE, as defined under Financial Highlights above) ratio of 7.2%, a decline of 110 basis points from last year, and a Tier 1 capital ratio of
9.3%, down 90 basis points. Both declines were due primarily to the further deployment of capital for acquisitions and to support organic asset growth.
Furthermore, we are well positioned to meet the new Basel II requirements in
2008.
           In the first quarter of 2007, the Bank renewed its normal course issuer bid to purchase up to 20 million of the Bank's common shares. This represented approximately 2 per cent of the Bank's common shares outstanding as at
December 31, 2006. During fiscal 2007, the Bank purchased 12 million common shares at an average cost of $52.21 per share. The bid is expected to be renewed upon its expiry on January 11, 2008.

           Off-balance sheet arrangements

           In the normal course of business, the Bank enters into contractual arrangements that are not required to be consolidated in its financial statements. These arrangements are primarily in three categories: Variable
Interest Entities (VIEs), securitizations, and guarantees and loan commitments. No material contractual obligations were entered into this quarter that are not in the ordinary course of business. Processes for review and approval of these contractual arrangements are unchanged from last year.
           The Bank provides liquidity facilities, as well as partial credit enhancements in certain instances, to commercial paper conduits administered by the Bank and by third parties. These facilities provide an alternate source of financing in the event a conduit cannot issue commercial paper, or in some cases, when certain specified conditions or performance measures are not met.
Liquidity facilities to commercial paper conduits totalled $22.5 billion as at
October 31, 2007, of which $20.1 billion were to off-balance sheet conduits administered by the Bank. As at October 31, 2007, total commercial paper outstanding for off-balance sheet conduits administered by the Bank was
$14.5 billion. At year end, the Bank held less than 2% of the combined conduits' outstanding commercial paper. Exposure to U.S. sub-prime mortgage risk is nominal.
           For conduits not administered by the Bank, liquidity facilities totaled
$2.4 billion, of which $1.8 billion were for U.S. third-party conduits and
$570 million were for Canadian third-party conduits. Exposure to the non-bank conduits subject to the Montreal Accord is not significant, with $87 million outstanding. Sub-prime exposure in third party conduits is nominal.

           Fourth Quarter Review

           Net income

           Net income available to common shareholders was $938 million in the fourth quarter, an increase of $48 million or 5% from the same quarter last year, despite the negative impact of $53 million from foreign currency translation. The year-over-year increase reflected the impact of several acquisitions, widespread organic growth in retail volumes and other income in both Domestic and International Banking, and higher securities gains, partly offset by lower trading revenues.

           In the fourth quarter of 2007, the Bank recognized a gain of $202 million
($163 million after tax) on its domestic and international interests in Visa
Inc. Visa Inc. was formed as a result of a reorganization of Visa Canada, Visa
USA and Visa International. This gain was recognized in Other Income - Other.
Mostly offsetting this gain were losses on structured credit instruments totalling $191 million ($133 million after tax).
           Net income available to common shareholders was $78 million below last quarter's near-record level. The decrease reflected lower trading revenues, the negative impact of $37 million from foreign currency translation, and higher expenses.

           Total revenue

           Total revenue (on a taxable equivalent basis) was $3,294 million in the fourth quarter, an increase of $295 million or 10% over the same quarter last year, notwithstanding a negative foreign currency translation impact of
$136 million. Quarter over quarter, total revenue fell $8 million, after an
$87 million negative impact from foreign currency translation.

           Net interest income

           Net interest income (on a taxable equivalent basis) was $1,932 million in the fourth quarter, an increase of $149 million or 8% over the same quarter last year, and $19 million above the third quarter. These increases occurred notwithstanding the negative impact of foreign currency translation of
$78 million over the same quarter last year and $46 million compared to the third quarter.
           Asset volumes for the quarter remained relatively constant with the increase in Domestic's lower-risk residential mortgages offset by a reduction in trading securities in Scotia Capital.
           Compared to the same quarter a year ago, the increase in net interest income was the result of the solid growth in average assets of $34 billion or
9%. Residential mortgages grew by $13 billion or 15% in Domestic. Scotia
Capital's loan volumes grew by $3 billion and lending in International rose by
$5 billion. Acquisitions and strong organic growth in both retail and commercial lending in the Caribbean and commercial lending in Asia were the main components of International's higher volumes. The Bank's net interest margin narrowed by two basis points, primarily from a larger mark-to-market loss on financial instruments and growth in lower yielding, lower risk mortgages. This was partially offset by the higher tax exempt dividend income, and a wider margin in International Banking, where spreads widened in Peru,
Mexico and Asia.
           Quarter over quarter, the Bank's net interest margin rose by one basis point to 1.87%. This was largely driven by an increase in Scotia Capital's margin through the recognition of higher tax-exempt dividend income and a reduction in the volume of low-spread trading assets, as well as an improvement in the International margin. The latter was a result of growth in commercial lending assets in Asia, and retail lending assets throughout the
Caribbean and Central America, and Mexico. The positive impact of these items were mostly offset by mark-to-market losses on financial instruments, the continued growth in lower spread Canadian residential mortgages, and rising funding costs as wholesale interest rates rose in the fourth quarter due to market volatility.

           Other income

           Other income was $1,362 million in the fourth quarter, an increase of
$146 million or 12% from the same quarter last year, despite a negative
$58 million impact from foreign currency translation. The gains of
$202 million on the global Visa restructuring and $43 million on the sale of the bond index business were mostly offset by losses aggregating $191 million on structured credit instruments. This was comprised of a reduction in trading revenues of $115 million and write-downs of non-trading securities of $76 million (including $20 million related to non-bank ABCP).

           The remaining increase came from widespread growth in retail products and services. Also contributing were higher gains on non-trading securities.
Partially offsetting were lower trading and underwriting revenues.
           Quarter over quarter, other income declined by $27 million. The gains from the global Visa restructuring and the sale of the bond index business were more than offset by losses on structured credit instruments and the negative $41 million impact from foreign currency translation.

           Non-interest expenses and productivity

           Non-interest expenses were $1,792 million in the fourth quarter, an increase of $84 million or 5% over the same quarter last year, notwithstanding the benefit of $52 million from foreign currency translation. Premises expenses were up 14% due to branch openings in Canada and Mexico, as well as recent acquisitions. Salaries increased reflecting normal growth and the expansion of branches in Domestic and International. Technology, advertising and professional fees also rose, due primarily to new projects and initiatives to drive revenue growth. These were partly offset by lower pension and benefit costs.
           Quarter over quarter, non-interest expenses grew $40 million, due mainly to higher technology and advertising costs, professional fees and salaries, partially offset by lower performance-based compensation and benefits, and the positive impact of $30 million from foreign currency translation.
           The Bank's productivity ratio was 54.4% this quarter, compared to 56.9%
in the same quarter last year, and 53.0% last quarter. Year over year, there was positive operating leverage of 5%.

           Taxes

           The Bank's effective tax rate was 17.1% in the fourth quarter, a 90 basis point decrease from the same quarter last year and 470 basis points below the previous quarter. These declines were due mainly to higher income from tax-exempt securities, and a lower tax rate on the Visa gain, partly offset by a $50 million provision relating to an outstanding tax matter.

           Non-controlling interest

           The deduction for non-controlling interest in subsidiaries was
$33 million for the quarter, up $5 million from the same period last year, and
$4 million from last quarter, due mainly to higher levels of earnings in less than wholly-owned subsidiaries (primarily Peru).

           Risk Management

           Credit Risk

           The provision for credit losses was $95 million in the fourth quarter, compared to $32 million in the same period last year and $92 million in the previous quarter. Last year's provision comprised $92 million in specific provisions and a reduction of $60 million in the general allowance for credit losses.
           Scotia Capital had net recoveries of $10 million in the fourth quarter, compared to a provision of $26 million in the fourth quarter of last year and net recoveries of $10 million in the previous quarter. The net recovery in the current quarter related primarily to provision reversals in the U.S.
portfolio.
           Credit losses of $78 million in the Domestic Banking portfolios were up from $58 million in the same quarter last year. The year-over-year increase arose from higher retail provisions in line with strong growth in retail lending volumes. Credit losses were $1 million higher compared to last quarter.

           International Banking's provisions for credit losses were $27 million in the fourth quarter, compared to $8 million in the same period last year and
$25 million in the prior quarter. Both the year-over-year and quarter-over-quarter increases are due mainly to higher provisions in the retail portfolios, offset partially by higher net recoveries in the commercial portfolio.
           Total net impaired loans, after deducting the allowance for specific credit losses, were $601 million as at October 31, 2007, up from $584 million last quarter.
           The general allowance for credit losses was $1,298 million, unchanged from last quarter.

           Market Risk

           In the fourth quarter, VaR declined to $13.2 million from $15.6 million in the third quarter as a result of reduced equity risk. There were a total of nine trading loss days, compared to six loss days in the third quarter. Daily trading losses exceeded the VaR on one occasion during 2007 compared with zero in 2006. This occurred on August 7, 2007 due to significant movements in the credit and equity markets and resulted in a single-day loss of $16.8 million.
A Bank-sponsored conduit with $1 billion of highly-rated structured credit assets was consolidated at the end of the year and the risk was aggregated with the Bank's trading portfolios. This increased the October 31, 2007, all-Bank VaR and the interest rate VaR by $8 million and $10 million respectively; the all-Bank VaR has subsequently been reduced to levels approximating the Q4 2007 average.

           <<
                                             One-day VaR by risk factor ($ millions)
                                               Average for the three months ended

                                              31-Oct-07     31-Jul-07     31-Oct-06
           Interest Rate                      $     9.2     $     9.0     $     7.4
           Equities                           $     6.1     $     8.7     $     5.9
           Foreign Exchange                   $     2.4     $     2.0     $     0.8
           Commodities                        $     1.5     $     1.3     $     0.5
           Diversification Effect             $    (6.0)    $    (5.4)    $    (4.5)
           All Bank                           $    13.2     $    15.6     $    10.1
           >>

           Dividend

           The Board of Directors, at its meeting on December 6, 2007, approved a quarterly dividend of 47 cents per common share, an increase of 2 cents, payable on January 29, 2008, to shareholders of record as of January 2, 2008.
This will be 12% higher than the quarterly dividend paid January, 2007. Annual dividends per share increased 24 cents, or 16%, to $1.74, continuing the
Bank's long record of dividend increases.

           Outlook

           Global growth is expected to average about 5% for the fourth year in a row in 2007 despite recurring volatility in financial and currency markets and the setback to the performance of the U.S. economy triggered by the downturn in housing. The resilience of international activity stems in large part from continued strong economic advances in China, India, and other emerging nations where export-driven growth is increasingly being reinforced by domestic spending gains.
           At the same time, however, growth has started to slow in many developed countries, including Canada. There are also significant challenges related to weakening U.S. demand and the recent rapid appreciation of many currencies against the U.S. dollar, which has underscored the need for substantial competitive adjustments in a variety of industries. Alongside these challenges, there is growing concern and uncertainty around interest rates, inflation and financial markets generally. Looking ahead, Canada and Mexico will continue to benefit from the robust demand for most commodities, mitigating the negative influence of weakening U.S. domestic demand.

           Overall, we see the Bank's operating environment as challenging through much of 2008. That said, we remain well positioned to continue to grow and achieve our targets. In view of this outlook, we have established the following targets for 2008:

           <<
           -   Earnings per share growth: 7 to 12%;
           -   ROE: 20 to 23%;
           -   Productivity of less than 57%; and
           -   Maintain strong capital ratios.
           >>

           Business Line Highlights

           Domestic Banking

           Full Year

           Domestic Banking reported record net income available to common shareholders of $1,550 million in 2007, $271 million or 21% higher than last year. Return on equity was 33%. Domestic Banking accounted for 39% of the
Bank's total net income. Results included a gain of $92 million (net of applicable taxes) from the global Visa restructuring. Excluding this gain, underlying net income was a record at $1,458 million, $179 million or 14%
higher than last year. Retail and small business banking, commercial banking and wealth management all generated solid performances.
           Average assets grew $18 billion or 13% in 2007. This was led by a substantial increase in residential mortgage balances (before securitization)
of $13 billion or 16%, resulting in a 15 basis point increase in market share versus last year. Both the branch and mortgage broker channels produced strong growth. There was also very good year-over-year growth in personal revolving credit and business lending, including acceptances and business loans. Retail and small business deposits grew $6 billion or 7%, due mainly to an increase in term deposit balances, which led to an industry-leading gain in personal term deposit market share of 41 basis points from last year, including the acquisition of Dundee Bank. Commercial deposits, including current accounts and non-personal term deposits, rose 10%, continuing the double-digit growth trend of the past several years.
           In Wealth Management, assets under administration rose 11% to
$130 billion, while assets under management grew 8% to $26 billion. Net asset inflows from new customers, continued growth in our share of existing customers' investment business, and market-driven gains all contributed to this growth.
           Total revenues were $6,103 million, up $486 million or 9% from last year.
Net interest income increased $172 million to $3,854 million due to strong volume growth in both assets and deposits. This was partially offset by a decline in the margin of 19 basis points to 2.51%. This decrease in the margin was due mainly to higher wholesale funding costs, strong growth in net assets, the growth of relatively lower-spread mortgages as a proportion of the total portfolio and competitive pricing pressures.
           Other income for the year was $2,249 million, an increase of $314 million or 16%. Excluding the $111 million gain related to the global Visa restructuring, other income rose 10% or $203 million, including record growth in wealth management, and increases in retail and small business and commercial banking activities.

           Retail & Small Business Banking

           Total revenues were $4,046 million, up $305 million or 8% from last year.
Net interest income rose $122 million or 4% from strong growth in assets and deposits, partially offset by a lower margin. Excluding the Visa gain, other income rose $72 million or 9% driven by higher service fees from chequing and savings accounts, due to pricing changes and new account growth, and higher credit card revenues, reflecting growth in cardholder transactions. There was strong revenue growth of 14% in small business banking. We grew our lending and deposit market share and overall customer base in this important segment.

           Commercial Banking

           Total revenues rose $42 million or 5% to $926 million in 2007. Net interest income was 6% higher than last year, driven by strong growth in both assets and deposits, partially offset by a decline in the margin. Average assets rose 9% and average deposits increased 10%. Year over year, other income rose 3% to $310 million.

           Wealth Management

           Total revenues were a record $1,131 million, up $139 million or 14% from last year, driven by solid increases in all business units. Mutual fund revenue grew 24%, driven by net fund sales of $2.3 billion. This growth, which led to greater market share, occurred primarily in more profitable, long-term funds. The results also benefited from solid fund performance. Full-service brokerage revenues rose 9%, mainly as a result of increased fee-based business, as well as higher mutual fund trailer fees and insurance revenues.
Private client revenues increased 13%, reflecting growth in Scotia Cassels managed account fees, Scotiatrust estate and trust fees, and private banking fees. ScotiaMcLeod Direct Investing revenues rose 14%, mostly driven by growth in trading volumes and mutual fund trailers. Assets under administration continue to grow, rising 11% during the year, reflecting increases in our mutual fund, private client and retail brokerage businesses. Assets under management rose a strong 8%, primarily from strong mutual fund sales and performance.

           Non-interest expenses

           Non-interest expenses of $3,559 million rose modestly in 2007, up
$90 million or 3% from last year. The increase was due mainly to the impact of the growth initiatives, including expansion of the branch network and the hiring of additional financial advisors. Also contributing to the increase were acquisitions, normal salary increases and higher volume-related expenses, consistent with higher revenues. Partially offsetting were lower pension expenses and lower stock-based compensation.

           Credit quality

           The provision for credit losses was $295 million in 2007, an increase of
$16 million compared to last year. Credit quality remained strong in the retail portfolio, with the ratio of loan losses to average loan balances increasing two basis points to 22 basis points. Credit quality in the commercial portfolio was also solid, with provisions remaining at very low levels.

           Fourth Quarter

           Net income available to common shareholders for the fourth quarter was
$434 million, an increase of $98 million or 29% from the same quarter last year. Return on equity was 37% and Domestic Banking accounted for 46% of the
Bank's fourth quarter total net income. Quarter over quarter, net income increased $43 million or 11%. Excluding the gain on the global Visa restructuring, net income was 2% higher than last year. Quarter over quarter, net income declined 12% excluding the gain on the global Visa restructuring, mainly as a result of lower net interest income from margin compression and higher expenses to support growth initiatives.
           Net interest income was flat year over year, with strong asset and deposit growth mostly offset by a decline in the net interest margin. Retail assets before securitization rose 13%, due primarily to growth of $13 billion or 15% in residential mortgage balances. Quarter over quarter, net interest income decreased $52 million or 5% as a result of margin compression from the higher cost of wholesale funding due to increased market volatility.

           Excluding the Visa gain, other income rose $55 million or 11% from last year, primarily from higher mutual fund revenues and increases in transaction and credit fees. Other income was up 3% from last quarter.

           Retail & Small Business Banking

           Total revenues were $1,066 million, up $99 million or 10% from last year.
Net interest income declined $29 million or 4%, as strong growth in assets and deposits was offset by a lower margin. Average assets rose 13% and average deposits increased 7%. Excluding the Visa global restructuring gain, other income rose $18 million or 9% over last year, primarily from increases in transaction service revenues and card revenues. Quarter over quarter, excluding the Visa gain, total revenues declined 7%, due mainly to lower net interest income as a result of margin compression.

           Commercial Banking

           Total revenues rose $41 million or 17% to $273 million in the quarter.
Net interest income was 15% higher than last year, primarily driven by growth in both assets and deposits, and an increase in the margin. Average assets rose 10% and average deposits increased 2%. Year over year, other income rose
21% to $101 million from higher credit fees, card revenues and other revenues.
Quarter over quarter, total revenues rose 16% from both higher net interest income due primarily to an increase in the margin and other income.

           Wealth Management

           Total revenues were $277 million, up $22 million or 9% from the same quarter last year. Mutual fund revenue grew 24% as a result of growth in average assets of $3.3 billion or 21%. This growth was driven by strong net fund sales of $2.3 billion in 2007, primarily in more profitable longer-term funds. Private client revenues increased 13%, reflecting growth in Scotia
Cassels, Scotiatrust and private banking. ScotiaMcLeod Direct Investing revenues rose 28%, driven by a 23% growth in trading volumes reflecting increased trading activity.
           Quarter-over-quarter, revenues declined 2% mainly in retail brokerage due to market conditions. Assets under administration continue to grow, rising 11%
during the year, reflecting increases in our mutual fund, private client and retail brokerage businesses. Assets under management rose a strong 8%, primarily from strong sales and mutual fund performance. Quarter over quarter, assets under administration and assets under management grew 1% and 2%
respectively.

           Non-interest expenses

           Non-interest expenses rose $15 million or 2% from the same quarter last year, as a result of growth initiatives and normal salary increases, partially offset by lower pension expenses and stock-based compensation. Expenses rose
$35 million or 4% quarter over quarter, reflecting the impact of growth initiatives, including acquisitions, new branches, higher advertising and stock-based compensation.

           Credit quality

           Overall credit quality remained stable. In the fourth quarter, provisions for credit losses were $78 million, up from both last year and last quarter in retail banking, in line with substantial portfolio growth.

           <<
           Other Domestic Banking Highlights:

           -   In October, we signed a five year agreement with the
               National Hockey League (NHL) and NHL Players' Association (NHLPA)
               establishing Scotiabank as the Official Bank of the NHL and NHLPA in
               Canada. This agreement gives Scotiabank the exclusive opportunity to market our banking services, including credit cards, wealth management and commercial services under the NHL shield. Furthermore,
               Scotiabank has partnered with CBC's Hockey Night in Canada to sponsor its pre-game show, Scotiabank Hockey Tonight, for the
               2007/2008 hockey season. These new partnerships build on our current relationships as sponsors of the Calgary Flames, the Edmonton Oilers and the Ottawa Senators, whose home arena is Scotiabank Place.
           -   On September 28, 2007 Scotiabank announced that all regulatory approvals have been received and it completed the transaction announced September 18, 2007 involving Scotiabank's purchase of
               Dundee Bank of Canada and a strategic equity investment in
               DundeeWealth Inc. Scotiabank now owns 18 per cent of the outstanding shares of DundeeWealth Inc.
           -   The Atlantic Customer Contact Center (ACCC) has been recognized by
               Service Quality Measurement (SQM) Group for achieving 'World Class'
               customer and employee satisfaction in 2007. Out of the 300 companies benchmarked, they were one of only 15 organizations recognized for
               'World Class' customer satisfaction, and one of only two
               organizations to achieve 'World Class' status in employee
               satisfaction.
           >>

           International Banking

           Full Year

           International Banking's net income available to common shareholders in
2007 was a record $1,232 million, a substantial increase of $178 million or
17% from last year. Excluding $71 million in gains (net of applicable taxes)
on the global Visa restructuring and the $51 million Value Added Tax (VAT)
recovery in 2006, net income was up $158 million or 16%. The most significant contributors to earnings growth were the Caribbean and Central America, and
Peru.
           Results in the Caribbean and Central America were bolstered by the impact of our acquisitions in Costa Rica, the Dominican Republic and Jamaica, as well as strong organic loan growth and higher credit card revenues. The contribution from Peru reflected a full year of ownership, compared to seven months last year. Mexico also had strong retail loan growth, but was impacted by the VAT recovery in 2006 and a higher tax rate, as the remaining tax loss carry forwards were fully utilized during the year. This strong growth was achieved notwithstanding the $37 million negative impact of foreign currency translation. International Banking accounted for 31% of the Bank's total net income, and had a return on equity of 19.5%.
           Average assets increased 19% during the year to $66 billion, despite the
4% negative impact of foreign currency translation. The increase was a result of organic growth, as well as acquisitions. The organic growth was driven by a
21% increase in retail loans and a 23% rise in commercial loans. Growth in credit cards and mortgages was particularly robust, up 32% and 24%, respectively, spread across the division. Organic commercial loan growth of
$4 billion was primarily in Asia and the Caribbean and Central America. Growth
in low-cost deposits was also strong at 11%, as balances rose in Mexico and throughout the Caribbean.
           Total revenues were $3,989 million in 2007, an increase of $744 million or 23% from last year, net of the $142 million negative impact of foreign currency translation.
           Net interest income was $2,762 million in 2007, an increase of
$456 million or 20% from last year, despite a negative foreign currency translation impact of $101 million. The increase was a result of very strong organic loan growth of 22% spread across the division, as well as the impact of acquisitions in Peru and the Caribbean and Central America. Net interest margins were up from last year, driven by increases in Mexico and Asia, as well as the full year impact of acquisitions in Peru, partially offset by a decline in the Caribbean and Central America.

           Other income increased $288 million or 31% to $1,227 million compared to last year. Excluding the gains on the global Visa restructuring, growth was still a very strong 21%, despite the $41 million negative impact of foreign currency translation. This growth resulted from our acquisitions in Peru and the Caribbean and Central America, higher investment gains in Mexico, and widespread transaction-driven growth. Partially offsetting these increases was the negative change in fair value of certain securities in 2007 from widening credit spreads.

           Caribbean and Central America

           Total revenues were $1,628 million in 2007, an increase of $321 million or 25%, with the gains on the global Visa restructuring offsetting the negative impact of foreign currency translation. Net interest income was
$1,186 million in 2007, an increase of $166 million or 16% from last year, with the negative impact from foreign currency translation being offset by the
$59 million growth from our acquisitions. The increase was driven by organic asset growth across the region, with a 25% increase in commercial lending and a 19% increase in retail loans, primarily in credit cards (up 26%) and mortgages (up 22%). Net interest margins declined due to a change in the mix of business, partly as a result of acquisitions.
           Other income of $442 million was up $155 million from last year. This included a negative impact of foreign currency translation of $16 million,
$63 million in gains from the global Visa restructuring and $49 million from acquisitions. The remaining $59 million in organic growth was due primarily to a very strong increase of 30% in credit card fees, as well as increases in personal banking fees and foreign exchange revenues.

           Mexico

           Total revenues were $1,366 million in 2007, an increase of $160 million or 13%. This included a negative impact of foreign currency translation of $56 million, which was partly offset by $19 million in gains from the global Visa restructuring.
           Net interest income was $888 million in 2007, an increase of $85 million or 11% from last year, despite a $34 million negative impact due to foreign currency translation. This increase was driven by strong volume growth, primarily in retail loans, with a 43% rise in credit card balances and a 39%
increase in mortgages. Net interest margins were higher than last year, reflecting a change in the mix of assets.
           Other income rose $75 million or 19% year over year, with the impact of the gains from the global Visa restructuring offsetting the negative impact of foreign currency translation. The increase was due primarily to higher investment gains, a 27% increase in full-service and discount brokerage fees from higher client trading revenues, a 19% increase in credit card fees and an
18% increase in other personal banking fees.

           Latin America, Asia and Other

           Total revenues were $995 million in 2007, an increase of $264 million, due primarily to a rise of $250 million from Peru, $9 million in Visa gains offset by a $15 million negative impact from foreign currency translation. The remaining increase was due primarily to very strong organic commercial loan growth of 48% in Asia, and higher revenues in Chile resulting from higher margins and retail loan volumes, and an improved funding mix. These were partly offset by lower other income in Asia due to the gain on the sale of a foreclosed asset in 2006, and the negative change in fair value of certain securities in 2007 from widening credit spreads.

           Non-interest expenses

           Non-interest expenses were $2,279 million in 2007, up 18% from last year.
This increase reflected a $73 million favourable impact of foreign currency translation, a $51 million VAT recovery in 2006 and a $202 million increase from our acquisitions in Peru and the Caribbean and Central America. The
remaining increase was due to higher compensation expenses, consistent with business growth and new branch openings, volume driven increases in communications and processing costs, and higher credit card and advertising expenses. Partly offsetting these increases were lower litigation fees.

           Credit quality

           The provision for credit losses was $101 million in 2007, up $41 million from the low levels recorded last year. Overall the division had a credit loss ratio of 25 basis points, which is in line with levels in three of the last four years. Higher provisions in Mexico and the Caribbean were partly offset by lower provisions in Peru and Asia.

           Fourth Quarter

           International Banking's net income available to common shareholders in the fourth quarter of 2007 was $353 million, a substantial increase of
$85 million or 32% from the same period last year and $83 million or 31% above last quarter. Excluding the $71 million after-tax gain on the global Visa restructuring, net income rose 5% relative to the prior year and 4% relative to last quarter. The negative impact of foreign currency translation was
$21 million year over year and $14 million quarter over quarter. The increase in net income from last year was due primarily to strong organic growth in the
Caribbean and Central America. The positive change from last quarter was due to an increase in fair value of certain securities in this quarter, which were negatively affected by widening credit spreads in the third quarter of 2007.
International Banking accounted for 38% of the Bank's total fourth quarter net income and had a return on equity of 21.3%.
           Average asset volumes were $65 billion this quarter, up $6 billion or 10%
from last year. This was a result of organic loan growth in local currency of
18%, driven by an increase of 29% in credit cards, 22% in mortgages and 10% in other retail loans. In addition, commercial loans rose 18% from strong growth in Asia, the Caribbean and Central America, Chile and Mexico. This growth was partly offset by the $6 billion negative impact of foreign currency translation. Average assets were flat compared to last quarter, as the unfavourable impact of foreign currency translation of $4 billion offset widespread underlying organic growth in both retail and commercial loans.
           Total revenues were $1,090 million this quarter, an increase of
$195 million or 22% from last year and $137 million or 14% above last quarter.
Excluding the gains from the global Visa restructuring, revenues were up
$104 million from last year and $46 million from last quarter. This growth was achieved notwithstanding the negative impact of foreign currency translation of $88 million and $55 million, respectively. Major contributors to the year-over-year growth were Mexico, Peru and our acquisitions in Caribbean and
Central America, as well as strong organic asset and deposit growth in the
Caribbean and Asia. The quarter-over-quarter increase was widespread across the division.
           Net interest income was $710 million this quarter, up $82 million or 13%
from last year and $7 million or 1% from last quarter. The growth was dampened somewhat by the negative year-over-year and quarter-over-quarter impact of foreign currency translation of $61 million and $41 million, respectively. The year-over-year increase was driven by very strong organic loan and deposit growth across the segment. Interest margins were up 13 basis points from last year and five basis points above last quarter. However, excluding the higher impact of derivatives used for asset/liability management, margins were up 14 basis points from last year and 13 basis points from last quarter, due primarily to a shift in the asset mix towards higher-yielding retail products and lower cost deposits.

           Other income was $380 million, up $113 million or 42% from last year.
Excluding the $91 million gain from the global Visa restructuring, other income was $289 million, an increase of $22 million or 8% relative to last year, notwithstanding the negative $27 million impact of foreign currency translation. The remaining increase was due to widespread customer-driven transaction revenues, primarily in card, brokerage and personal banking fees, higher investment gains and the impact of our acquisitions. These were partly offset by the gain on foreclosed assets in Asia in the fourth quarter of 2006.
Quarter over quarter, other income increased $130 million, reflecting the gains from the global Visa restructuring, partly offset by the negative
$14 million impact of foreign currency translation. This underlying growth was due primarily to the change in fair value of certain securities affected in the earlier period by widening credit spreads, increased securities gains and higher transaction-driven revenues in Mexico.

           Caribbean and Central America

           Total revenues were $454 million in the fourth quarter, an increase of
$105 million from the same period last year and an increase of $61 million above the prior quarter. Net interest income of $295 million, was up
$25 million, or 9%, from last year as strong contribution from acquisitions and organic growth overcame the $31 million negative impact of foreign currency translation. Compared to the prior quarter, net interest income was down $7 million as organic growth was more than offset by the $21 million negative impact of foreign currency translation. Margins were down slightly from the prior year, but up from the prior quarter.
           Other income of $159 million rose $80 million, or double the prior year and up $68 million, or 74%, over the prior quarter. Excluding the gains from the global Visa restructuring, other income was up 21% over the prior year but declined 5% from the prior period. Strong contributions from acquisitions and organic growth were negatively impacted by foreign currency translation.

           Mexico

           Total revenues were $363 million in the fourth quarter, an increase of
$60 million from the prior year and $41 million from the prior quarter.
Excluding the gains from the global Visa restructuring, the increases were
$41 million and $22 million, respectively. Net interest income of $223 million reflected a rise of $19 million from the same period in 2006 but was down
$4 million from the third quarter. Strong organic growth and higher margins were negatively impacted by foreign currency translation and the negative impact of derivatives used for asset/liability management, particularly relative to the prior quarter.
           Other income was $140 million in the fourth quarter, an increase of
$42 million from the prior year and $45 million above the prior quarter.
Excluding the gains on the global Visa restructuring, the increases were still a strong $23 million and $26 million, respectively. This performance reflects higher securities gains and growth in transaction-driven revenues.

           Latin America, Asia and Other

           Total revenues were $273 million in the final quarter of 2007, reflecting an increase of $31 million over the same period last year and $35 million above the prior quarter. Excluding the gains on the global Visa restructuring, the increases were $22 million and $26 million, respectively. Net interest income was $192 million, reflecting an increase of $39 million over the same period last year and $19 million over the prior quarter. These increases were due to growth in Chile, Peru and Asia, combined with generally increasing margins, partially offset by foreign currency translation.
           Other income of $81 million included gains from the global Visa restructuring of $9 million. Absent those gains, other income declined
$18 million relative to the same period last year but grew $8 million relative to the prior quarter. The decrease year-over-year was primarily due to the gain on foreclosed assets in Asia in 2006. The positive change from last quarter was due to an increase in fair value of certain securities this quarter, which were negatively affected by widening credit spreads in the third quarter of 2007.

           Non-interest expenses

           Non-interest expenses were $582 million this quarter, up $27 million or
5% from last year and $24 million or 4% from last quarter. These increases were due to the impact of acquisitions in the Caribbean and Central America, increased compensation and premises expenses consistent with our overall volume growth and branch expansion strategies, as well as ongoing business growth initiatives in the Caribbean and Mexico. These increases were partly offset by lower benefit costs and the positive impact of foreign currency translation.

           Credit quality

           The provision for credit losses was $27 million in the fourth quarter, compared to $8 million in the same period last year and $25 million last quarter. The increase from last year was due primarily to increased provisions in Mexico and the Caribbean from low levels in the fourth quarter of 2006.

           Taxes

           The effective tax rate this quarter was 18%, up from 10% in the same period last year and 1% higher than last quarter. The increases were due to a higher effective tax rate in Mexico as tax loss carry forwards have been fully utilized, partly offset by a low tax rate on the gains from the global Visa restructuring.

           <<
           Other International Banking Highlights:

           -   Subsequent to the end of the quarter, the Bank closed a transaction to acquire Banco del Desarrollo, Chile's seventh largest bank.
               Banco del Desarrollo has 74 branches and 24 business centres providing services in small business, microlending and consumer finance. When combined with our existing Chilean subsidiary,
               Scotiabank Sud Americano, this investment provides substantial growth opportunities in this key Latin American market.
           -   Scotiabank continues to be honoured for its commitment to excellence in banking. Scotiabank de Costa Rica, Scotiabank Trinidad & Tobago,
               and Scotiabank Turks & Caicos received the Bank of the Year award from The Banker magazine.
           -   We continue to expand our distribution network in high growth markets. During the quarter, we opened 28 new locations in Mexico and six branches and offices in other key international markets.
           >>

           Scotia Capital

           Full Year

           Scotia Capital contributed record net income available to common shareholders of $1,114 million in 2007, a 6% increase over last year, notwithstanding challenging market conditions in the fourth quarter. Scotia
Capital delivered 3% revenue growth, as strong core trading and investment banking results more than offset losses on structured credit instruments in the fourth quarter. The division also benefited from the recognition of a
$43 million gain on the sale of its bond index business, which was completed in the fourth quarter. In addition, Scotia Capital experienced higher net loan loss and interest recoveries than the prior year. Return on equity was strong at 29%, slightly lower than last year's record performance. Scotia Capital contributed 28% of the Bank's total net income.

           Total average assets increased 17% to $152 billion compared to last year.
There was an increase of $14 billion in trading securities and loans to support both client-driven activity and trading opportunities. Average corporate loans and acceptances rose $5.5 billion, or 22%, to $30.6 billion.
Canada achieved solid growth of $2.2 billion accompanied by strong loan growth in the U.S. of $2.7 billion, despite the impact of the strengthening Canadian dollar.
           Total revenues increased to $2,450 million, up 3% compared to the prior year, despite fourth quarter losses on structured credit instruments. Growth was achieved in both Global Capital Markets and Global Corporate and
Investment Banking.
           Net interest income increased 22% to $1,160 million, due primarily to a rise in interest from trading operations and higher interest recoveries on impaired loans. Other income declined 10% to $1,290 million reflecting a decline in trading revenues, the result of the fourth quarter losses mentioned above, as well as lower credit-related fees and securities gains.

           Global Corporate and Investment Banking

           Total revenues increased 3% to $1,192 million compared to last year.
Advisory and new issue fees rose 8%, and revenue growth was also achieved in our lending businesses. Net interest income was up 12% compared to 2006, due primarily to higher interest recoveries from impaired loans. As well, an increase in asset volumes in all lending markets contributed to higher net interest income, although these volume gains were largely mitigated by lower portfolio spreads, in part reflecting a transition to higher quality assets.
Loan origination fees also declined. Other income decreased 4% compared to the prior year, reflecting lower gains from the sale of securities and a decrease in credit fees in the United States, partly offset by volume-driven growth in acceptance fees in Canada. Good growth was achieved in M&A and advisory fees, in addition to a modest increase in new issue revenues.

           Global Capital Markets

           Total revenues increased 2% to $1,258 million compared to last year.
Higher revenues from the derivatives, fixed income, precious metals and foreign exchange operations were partly offset by lower equity trading results. Interest income from trading operations increased 34%, due mainly to higher tax-exempt dividend income. Other income declined 15% despite growth in the foreign exchange and precious metals businesses and the gain on sale of the bond index business, due primarily to the losses on structured credit instruments.

           Non-interest expenses

           Non-interest expenses were $1,013 million in 2007, a 6% increase from last year, due largely to increased performance-related compensation, in line with improved results, as well as higher salary costs, which included signing bonuses to expand specialist expertise. Technology costs also rose to support business growth. These increases were partly offset by lower pension and benefit costs.

           Credit quality

           Scotia Capital reported net loan loss recoveries of $101 million in 2007, compared to $63 million in 2006. Significantly higher net recoveries were realized in the United States this year, while recoveries declined in Europe and Canada.

           Fourth Quarter

           Net income available to common shareholders for the quarter was
$226 million, a $9 million decrease from last year, and $50 million below last quarter. Compared to last year, lower revenues, primarily from derivatives, and higher expenses were offset by higher loan loss recoveries. The decrease compared to the third quarter reflects lower revenues, due primarily to losses on structured credit instruments, partially offset by reduced expenses.

           Revenues were $520 million, a decrease of $55 million or 10% from the prior year and $124 million or 19% from the third quarter.

           Global Corporate and Investment Banking

           Revenues increased 6% from the same period last year and 4% from the third quarter. Compared to the same period last year, interest income increased 10% as volume growth in all lending markets was partly offset by tighter credit spreads and lower loan origination fees. Other income increased
3% from the fourth quarter of the prior year as higher securities gains in the
United States and Europe were offset by lower new issue and advisory revenues.
Revenues were higher compared to the prior quarter as higher securities gains in the United States and Europe were partly offset by lower credit fees and new issue and advisory revenues.

           Global Capital Markets

           Revenues decreased 23% from last year and 37% from the previous quarter.
Interest income was higher compared to both the same period last year and to the third quarter due to higher tax-exempt dividend income. Other income decreased compared to the fourth quarter last year and to the prior quarter due primarily to the losses on structured credit instruments of $135 million
(including $20 million of non-bank ABCP). Partially offsetting was the recognition of a $43 million gain on the sale of the bond index business, which was completed in the fourth quarter. The decrease compared to last quarter is more pronounced due to the strong trading revenues realized in the third quarter.

           Non-interest expenses

           Total non-interest expenses were $225 million in the fourth quarter, 4%
higher than last year and $42 million lower than the third quarter. Compared to last year, higher performance-based compensation and salaries costs were partially offset by a decrease in pension and benefits costs. The decrease from the previous quarter reflects lower performance-based compensation and pension and benefits costs, partially offset by higher salaries (primarily signing bonuses and severance costs).

           Credit quality

           There was a net loan loss recovery of $10 million in the fourth quarter, compared to a provision for credit losses of $26 million last year and a net recovery of $10 million last quarter. Recoveries were recognized in the United
States, compared to small credit losses recognized in the United States and
Europe last year. Recoveries recognized in the prior quarter were primarily in
Europe.

           <<
           Other Scotia Capital Highlights:

           -   Scotia Capital acted as Co-Lead Arranger and Lead Hedge Advisor on a
               C$750 million senior secured bank debt facility supporting
               Borealis Infrastructure's investment in Bruce Power through
               BPC Generation Infrastructure Trust. This financing is one of the first to occur in the nuclear sector in North America.
           -   Scotia Capital acted as Senior Managing Agent on a US$7.2 billion financing for Community Health Systems Inc., in connection with their acquisition of Triad Hospitals Inc. As part of this transaction, we also were co-manager of a US$3 billion high yield offering and participated in the company's interest rate hedging program.
           -   Scotia Capital acted as Joint Lead Arranger and Joint Bookrunner on a
               US$500 million senior credit facility and a US$400 million bridge loan to support U.S. Steel Corporation's acquisition of Stelco Inc.
           >>

           Other

           Full Year

           Net income available to common shareholders was $98 million in 2007, compared to $169 million in 2006.
           Net interest income and the provision for income taxes include the elimination of tax-exempt income gross-up. This amount is included in the operating segments, which are reported on a taxable equivalent basis. The elimination was $531 million in 2007, compared to $440 million last year, reflecting higher dividend income. Net interest income was negative
$679 million in 2007, compared to negative $531 million in 2006. This was due primarily to the impact of eliminating a higher tax-exempt income gross up, unfavourable changes in the fair value of non-trading derivatives used for hedging purposes, and lower dividend income from investment securities.
           Other income grew $138 million to $627 million in 2007 due primarily to higher equity gains.
           Non-interest expenses increased $51 million from last year to
$143 million, due mainly to higher compensation and litigation expenses.
           The provision for credit losses included a $25 million reduction in the general allowance in 2007, compared to a $60 million reduction in 2006.
           The provision for income taxes includes the elimination of the gross-up of tax-exempt income, which was $91 million higher than last year.

           Fourth Quarter

           Net income available to common shareholders was negative $75 million in the fourth quarter, compared to positive $52 million in the same period last year and $79 million last quarter.
           Contributing to both quarter-over-quarter and year-over-year declines were the impact of unfavourable changes in the fair value of non-trading derivatives, litigation expenses, and write-downs of non-trading securities of $56 million.
           The general allowance was unchanged this quarter versus a $60 million reduction in the same quarter last year.
           The provision for income taxes includes the elimination of the gross-up of tax-exempt income, which was $115 million higher than the third quarter and
$85 million higher than the same quarter of last year. The fourth quarter also includes a $50 million provision relating to an outstanding tax matter.

           Other Initiatives

           Corporate Governance

           Sound and effective corporate governance continues to be a priority for
Scotiabank, and is considered essential to the Bank's strength, integrity and long-term success. Scotiabank's corporate governance policies are designed, and are reviewed annually, to reflect evolving best practices in corporate governance. The Board of Directors and its Corporate Governance and Pension
Committee engage in a continuing assessment of Scotiabank's overall approach to corporate governance to maintain the continued independence of the Board and its ability to effectively supervise management's operation of the Bank for the long-term benefit of its stakeholders.
           For further information on Scotiabank's corporate governance policies, please refer to the corporate governance section of Scotiabank's website,
www.scotiabank.com, which includes information about the Board of Directors, including profiles of the Bank's directors and executives, and copies of the charter and membership of each Board committee.

           Disclosure procedures

           The Board of Directors and the Audit and Conduct Review Committee of
Scotiabank reviewed and approved this news release prior to its distribution today. The disclosure controls and procedures of Scotiabank support the ability of the President and Chief Executive Officer and the Chief Financial
Officer to certify the annual Consolidated Financial Statements and the annual
Management's Discussion and Analysis of Financial Condition and Results of
Operations.

           Community involvement

           Scotiabank takes pride in the contributions made by the Bank and its employees to the many communities where we live, work and do business. Here are a few examples of our sponsorships and donations during 2007:

           <<
           -   During the quarter, the Scotiabank Group announced a $1.9 million donation to the Richard Ivey School of Business to fund scholarships for MBA and undergraduate business students. The Scotiabank
               Leadership Awards will create an endowment that offers two scholarships to exemplary students on an annual basis. This donation continues a longstanding relationship between the Bank and the school, involving philanthropy, student recruitment and executive education.
           -   Scotiabank was the Regional Official Sponsor for the ICC Cricket
               World Cup West Indies 2007 (CWC 2007), the third-largest sporting event in the world. Scotiabank employees volunteered in most match locations, and helped to make the event a warm and wonderful experience for participants, officials, visitors and spectators around the globe. The sponsorship builds on Scotiabank's longstanding commitment to cricket in the West Indies, including its Kiddy Cricket program, launched jointly with the West Indies Cricket Board to help pass along the skills and passion for cricket among local children.
               Since 2000, Scotiabank has introduced Kiddy Cricket to more than
               20,000 children in 14 countries throughout the Caribbean. More than
               150 Scotiabank employee volunteers have received training to teach children the basics of the game.
           >>

           Employees and Human Resources

           Scotiabank wants both current and potential employees to view the Bank as a great place to work - and our employees' level of satisfaction with their employment experience and immediate work environments remained very high, as measured by ViewPoint, the Bank's annual employee satisfaction survey. In
2007, the overall level of satisfaction remained steady at 87 per cent. The
Diversity Index, which measures employees' perceptions of respect and management sensitivity to work/life demands, reached 89 per cent, up from 88 per cent in 2006.
           We were proud that, earlier this year, Scotiabank's accomplishments in furthering the advancement of women were recognized with the 2007 Catalyst
Award. The award is presented annually to companies with innovative and effective approaches undertaken by Canadian and American organizations - with proven results - to address the recruitment, development and advancement of women. Scotiabank was the first Canadian winner of the Catalyst Award since
1999. Winning initiatives were reviewed and judged rigorously on criteria including business rationale, senior leadership support, communication, measurable results, accountability, originality, and ability to be duplicated.

           <<
           Business Segment Review

           Domestic Banking

                                                    For the three           For the
                                                     months ended        year ended
           -------------------------------------------------------------------------
           (Unaudited) ($ millions)     October     July  October  October  October
           (Taxable equivalent               31       31       31       31       31
            basis)(1)                      2007     2007     2006     2007     2006
           -------------------------------------------------------------------------
           Business segment income
           Net interest income          $   954  $ 1,006  $   957  $ 3,855  $ 3,682
           Provision for credit losses       78       77       58      295      279
           Other income                     663      537      498    2,248    1,935
           Non-interest expenses            927      892      912    3,559    3,469
           Provision for income taxes       173      179      147      685      581
           -------------------------------------------------------------------------
           Net Income                   $   439  $   395  $   338  $ 1,564  $ 1,288
           Preferred dividends paid           5        4        3       14        9
           -------------------------------------------------------------------------
           Net income available to
            common shareholders         $   434  $   391  $   335  $ 1,550  $ 1,279
           -------------------------------------------------------------------------
           -------------------------------------------------------------------------

           -------------------------------------------------------------------------
           Other measures
           Return on equity(1)             37.0%    31.8%    27.3%    33.0%    27.8%
           Average assets ($ billions)  $   163  $   156  $   145  $   154  $   136
           -------------------------------------------------------------------------
           -------------------------------------------------------------------------

           International Banking

                                                    For the three           For the
                                                     months ended        year ended
           -------------------------------------------------------------------------
           (Unaudited) ($ millions)     October     July  October  October  October
           (Taxable equivalent               31       31       31       31       31
            basis)(1)                      2007     2007     2006     2007     2006
           -------------------------------------------------------------------------
           Business segment income
           Net interest income          $   710  $   703  $   628  $ 2,762  $ 2,306
           Provision for credit losses       27       25        8      101       60
           Other income                     380      250      267    1,227      939
           Non-interest expenses            582      558      555    2,279    1,927
           Provision for income taxes        89       65       34      241       98
           Non-controlling interest in
            net income of subsidiaries       33       29       28      118       98
           -------------------------------------------------------------------------
           Net Income                   $   359  $   276  $   270  $ 1,250  $ 1,062
           Preferred dividends paid           6        6        2       18        8
           -------------------------------------------------------------------------
           Net income available to
            common shareholders         $   353  $   270  $   268  $ 1,232  $ 1,054
           -------------------------------------------------------------------------
           -------------------------------------------------------------------------

           -------------------------------------------------------------------------
           Other measures
           Return on equity(1)             21.3%    16.1%    21.1%    19.5%    23.4%
           Average assets ($ billions)  $    65  $    65  $    59  $    66  $    56
           -------------------------------------------------------------------------
           -------------------------------------------------------------------------

           Scotia Capital

                                                    For the three           For the
                                                     months ended        year ended
           -------------------------------------------------------------------------
           (Unaudited) ($ millions)     October     July  October  October  October
           (Taxable equivalent               31       31       31       31       31
            basis)(1)                      2007     2007     2006     2007     2006
           -------------------------------------------------------------------------
           Business segment income
           Net interest income          $   364  $   231  $   251  $ 1,160  $   951
           Provision for credit losses      (10)     (10)      26     (101)     (63)
           Other income                     156      413      324    1,290    1,437
           Non-interest expenses            225      267      216    1,013      955
           Provision for income taxes        76      107       97      413      443
           -------------------------------------------------------------------------
           Net Income                   $   229  $   280  $   236  $ 1,125  $ 1,053
           Preferred dividends paid           3        4        1       11        6
           -------------------------------------------------------------------------
           Net income available to
            common shareholders         $   226  $   276  $   235  $ 1,114  $ 1,047
           -------------------------------------------------------------------------
           -------------------------------------------------------------------------

           -------------------------------------------------------------------------
           Other measures
           Return on equity(1)             24.2%    27.7%    26.2%    29.0%    31.3%
           Average assets ($ billions)  $   150  $   156  $   140  $   152  $   130
           -------------------------------------------------------------------------
           -------------------------------------------------------------------------
           (1) Non-GAAP measure. Refer to Non-GAAP measures section of this press release for a discussion of these non-GAAP measures.

           Other(1)

                                                    For the three           For the
                                                     months ended        year ended
           -------------------------------------------------------------------------
           (Unaudited) ($ millions)     October     July  October  October  October
           (Taxable equivalent               31       31       31       31       31
            basis)(2)                      2007     2007     2006     2007     2006
           -------------------------------------------------------------------------
           Business segment income
           Net interest income          $  (312) $  (128) $  (184) $  (679) $  (531)
           Provision for credit losses        -        -      (60)     (25)     (60)
           Other income                     163      189      127      627      489
           Non-interest expenses             58       35       25      143       92
           Provision for income taxes(3)   (134)     (55)     (75)    (276)    (250)
           -------------------------------------------------------------------------
           Net Income                   $   (73) $    81  $    53  $   106  $   176
           Preferred dividends paid           2        2        1        8        7
           -------------------------------------------------------------------------
           Net income available to
            common shareholders         $   (75) $    79  $    52  $    98  $   169
           -------------------------------------------------------------------------
           -------------------------------------------------------------------------

           -------------------------------------------------------------------------
           Other measures
           Average assets ($ billions)  $    31  $    32  $    30  $    31  $    29
           -------------------------------------------------------------------------
           -------------------------------------------------------------------------

           Total

                                                    For the three           For the
                                                     months ended        year ended
           -------------------------------------------------------------------------
                                        October     July  October  October  October
                                             31       31       31       31       31
           (Unaudited) ($ millions)        2007     2007     2006     2007     2006
           -------------------------------------------------------------------------
           Business segment income
           Net interest income          $ 1,716  $ 1,812  $ 1,652  $ 7,098  $ 6,408
           Provision for credit losses       95       92       32      270      216
           Other income                   1,362    1,389    1,216    5,392    4,800
           Non-interest expenses          1,792    1,752    1,708    6,994    6,443
           Provision for income taxes       204      296      203    1,063      872
           Non-controlling interest in
            net income of subsidiaries       33       29       28      118       98
           -------------------------------------------------------------------------
           Net Income                   $   954  $ 1,032  $   897  $ 4,045  $ 3,579
           Preferred dividends paid          16       16        7       51       30
           -------------------------------------------------------------------------
           Net income available to
            common shareholders         $   938  $ 1,016  $   890  $ 3,994  $ 3,549
           -------------------------------------------------------------------------
           -------------------------------------------------------------------------

           -------------------------------------------------------------------------
           Other measures
           Return on equity(2)             21.0%    21.7%(4) 21.1%    22.0%    22.1%
           Average assets ($ billions)  $   409  $   409  $   374  $   403  $   351
           -------------------------------------------------------------------------
           -------------------------------------------------------------------------
           (1) Includes all other smaller operating segments and corporate adjustments, such as the elimination of the tax-exempt income gross-
               up reported in net interest income and provision for income taxes, differences in the actual amount of costs incurred and charged to the operating segments, and the impact of securitizations.
           (2) Non-GAAP measure. Refer to Non-GAAP measures section of this press release for a discussion of these non-GAAP measures.
           (3) Includes the elimination of the tax-exempt income gross-up reported in net interest income and provision for income taxes for the three months ended October 31, 2007 ($216), July 31, 2007 ($101),
               October 31, 2006 ($131), and the years ended October 31, 2007 ($531)
               and October 31, 2006 ($440) to arrive at the amounts reported in the
               Consolidated Statement of Income.
           (4) Certain comparative amounts have been restated to conform with current period presentation.

           Geographic Highlights

                                                    For the three           For the
                                                     months ended        year ended
           -------------------------------------------------------------------------
                                        October     July  October  October  October
                                             31       31       31       31       31
           (Unaudited)                     2007     2007     2006     2007     2006
           -------------------------------------------------------------------------
           Net income available to common
            shareholders ($ millions)
           Canada                       $   560  $   639  $   538  $ 2,304  $ 2,039
           United States                     97       98       27      497      312
           Mexico                           122      112      116      505      547
           Other international              237      201      181      861      674
           Corporate adjustments            (78)     (34)      28     (173)     (23)
           -------------------------------------------------------------------------
                                        $   938  $ 1,016  $   890  $ 3,994  $ 3,549
           -------------------------------------------------------------------------

           -------------------------------------------------------------------------
           Average assets ($ billions)
           Canada                       $   278  $   270  $   243  $   265  $   227
           United States                     27       25       33       29       31
           Mexico                            20       21       20       21       21
           Other international               77       86       71       81       66
           Corporate adjustments              7        7        7        7        6
           -------------------------------------------------------------------------
                                        $   409  $   409  $   374  $   403  $   351
           -------------------------------------------------------------------------
           -------------------------------------------------------------------------

           Impact of foreign currency translation

           The movement in foreign currency exchange rates again had a negative effect on the Bank's earnings in 2007. The Canadian dollar appreciated 3%
relative to the U.S. dollar and 4% against the Mexican peso. The dollar also strengthened against the Jamaican dollar and many other currencies in which the Bank conducts business. Changes in the average exchange rates affected net income as shown in the following table:

           Table 2

           Impact of Foreign Currency Translation

           Average Exchange Rate                       2007        2006        2005
           -------------------------------------------------------------------------
           U.S. dollar/Canadian dollar               0.9088      0.8782      0.8217
           Mexican peso/Canadian dollar              9.9679      9.5422      9.0523
           -------------------------------------------------------------------------

                                                    2007 vs.    2006 vs.    2005 vs.
           Impact on income ($ millions)               2006        2005        2004

           Net interest income                     $   (119)       (202)   $   (164)
           Other income                                 (80)       (138)       (123)
           Non-interest expenses                         77         136          95
           Other items (net of tax)                      40          51          47
           -------------------------------------------------------------------------
           Net income                              $    (82)       (153)   $   (145)
           Earnings per share (diluted)            $  (0.08)      (0.15)   $  (0.14)
           -------------------------------------------------------------------------
           Impact by business line ($ millions)
           International Banking                   $    (37)   $    (65)   $    (62)
           Scotia Capital                          $    (19)   $    (35)   $    (34)
           Domestic Banking                        $     (4)   $     (8)   $     (9)
           Other                                   $    (22)   $    (45)   $    (40)

           Impact of acquisitions

           The Bank made a number of acquisitions in 2007 and 2006 which contributed to the growth in Canada and in our international operations. The impact on selected income statement categories is shown in the following table:

           Table 3

           Impact of Acquisitions

           ($ millions)                                            2007        2006
           -------------------------------------------------------------------------
           Net interest income                                 $    464    $    173
           Other income                                             263         118
           Non-interest expenses                                   (416)       (191)
           Other items (net of tax)                                (117)        (46)
           -------------------------------------------------------------------------
           Net income                                          $    194    $     54
           Earnings per share (diluted)                        $   0.19    $   0.05

           Quarterly Financial Highlights

                                           For the three months ended
           -------------------------------------------------------------------------
                               Oct.  July  April    Jan.   Oct.  July  April    Jan.
                                31     31     30     31     31     31     30     31
                              2007   2007   2007   2007   2006   2006   2006   2006
           -------------------------------------------------------------------------
           Total revenue
            ($ millions)    $3,078 $3,201 $3,102 $3,109 $2,868 $2,889 $2,717 $2,734
           Total revenue
            (TEB)(1)
            ($ millions)     3,294  3,302  3,211  3,214  2,999  2,989  2,830  2,830
           Net income
            ($ millions)       954  1,032  1,039  1,020    897    936    894    852
           Basic earnings
            per share ($)     0.95   1.03   1.04   1.02   0.90   0.94   0.90   0.85
           Diluted earnings
            per share ($)     0.95   1.02   1.03   1.01   0.89   0.93   0.89   0.84
           -------------------------------------------------------------------------
           -------------------------------------------------------------------------
           (1) Non-GAAP measure. Refer to Non-GAAP measures section of this press release for a discussion of these non-GAAP measures.

           Share Data
                                                                              As at
           -------------------------------------------------------------------------
                                                                         October 31
           (thousands of shares outstanding)                                   2007
           -------------------------------------------------------------------------

           Common shares                                                  983,767(1)
           -------------------------------------------------------------------------
           Preferred shares Series 12                                      12,000(2)
           Preferred shares Series 13                                      12,000(3)
           Preferred shares Series 14                                      13,800(4)
           Preferred shares Series 15                                      13,800(5)
           Preferred shares Series 16                                      13,800(6)
           -------------------------------------------------------------------------
           Series 2000-1 trust securities issued by BNS Capital Trust         500(7)
           Series 2002-1 trust securities issued
            by Scotiabank Capital Trust                                       750(8)
           Series 2003-1 trust securities issued
            by Scotiabank Capital Trust                                       750(8)
           Series 2006-1 trust securities issued
            by Scotiabank Capital Trust                                       750(8)
           -------------------------------------------------------------------------
           Scotiabank Trust Subordinated Notes -
            Series A issued by Scotiabank Subordinated Notes Trust          1,000(8)
           -------------------------------------------------------------------------

           Outstanding options granted under the Stock Option
            Plans to purchase common shares                             27,885(1)(9)
           -------------------------------------------------------------------------
           -------------------------------------------------------------------------

           (1) As at November 22, 2007, the number of outstanding common shares and options were 983,879 and 27,773, respectively. The number of other securities disclosed in this table were unchanged.
           (2) These shares are entitled to non-cumulative preferential cash dividends payable quarterly in an amount of $0.328125 per share.
           (3) These shares are entitled to non-cumulative preferential cash dividends payable quarterly in an amount $0.30 per share.
           (4) These shares are entitled to non-cumulative preferential cash dividends payable quarterly in an amount of $0.28125 per share.
           (5) These shares are entitled to non-cumulative preferential cash dividends payable quarterly in an amount of $0.28125 per share.
           (6) These shares are entitled to non-cumulative preferential cash dividends payable quarterly in an amount of $0.328125 per share. The initial dividend will be paid on Janurary 29, 2008, at $0.39195 per share.
           (7) Reported in capital instrument liabilities in the Consolidated
               Balance Sheet.
           (8) Reported in deposits in the Consolidated Balance Sheet.
           (9) Included are 16,025 stock options with tandem stock appreciation rights (SAR) features.

           Consolidated Financial Statements

           Consolidated Statement of Income

                                                    For the three           For the
                                                     months ended        year ended
           -------------------------------------------------------------------------
                                        October     July  October  October  October
                                             31       31       31       31       31
           (Unaudited) ($ millions)      2007(1)  2007(1)    2006     2007     2006
           -------------------------------------------------------------------------

           Interest income
           Loans                        $ 3,668  $ 3,536  $ 3,254  $13,985  $11,575
           Securities                     1,071    1,192    1,116    4,680    4,124
           Securities purchased under
            resale agreements               320      325      326    1,258    1,102
           Deposits with banks              303      292      257    1,112      881
           -------------------------------------------------------------------------
                                          5,362    5,345    4,953   21,035   17,682
           -------------------------------------------------------------------------

           Interest expense
           Deposits                       2,968    2,756    2,582   10,850    8,589
           Subordinated debentures           23       30       32      116      130
           Capital instrument
            liabilities                      13       14       13       53       53
           Other                            642      733      674    2,918    2,502
           -------------------------------------------------------------------------
                                          3,646    3,533    3,301   13,937   11,274
           -------------------------------------------------------------------------
           Net interest income            1,716    1,812    1,652    7,098    6,408
           Provision for credit losses       95       92       32      270      216
           -------------------------------------------------------------------------
           Net interest income after
            provision for credit losses   1,621    1,720    1,620    6,828    6,192
           -------------------------------------------------------------------------

           Other income
           Card revenues                     92       92       83      366      307
           Deposit and payment services     204      208      196      817      766
           Mutual funds                      78       77       63      296      241
           Investment management,
            brokerage and trust services    185      192      171      760      666
           Credit fees                      126      143      127      530      530
           Trading revenues                 (67)     217      138      450      637
           Investment banking               164      184      175      737      659
           Net gain on securities,
            other than trading(2)           148      134       64      488      371
           Other                            432      142      199      948      623
           -------------------------------------------------------------------------
                                          1,362    1,389    1,216    5,392    4,800
           -------------------------------------------------------------------------
           Net interest and other income  2,983    3,109    2,836   12,220   10,992
           -------------------------------------------------------------------------

           Non-interest expenses
           Salaries and employee benefits   963    1,013      966    3,983    3,768
           Premises and technology          362      335      322    1,353    1,214
           Communications                    76       76       75      300      276
           Advertising and business
            development                      94       71       73      311      232
           Professional                      81       53       58      227      174
           Business and capital taxes        33       37       36      143      133
           Other                            183      167      178      677      646
           -------------------------------------------------------------------------
                                          1,792    1,752    1,708    6,994    6,443
           -------------------------------------------------------------------------
           Income before the undernoted   1,191    1,357    1,128    5,226    4,549
           Provision for income taxes       204      296      203    1,063      872
           Non-controlling interest in
            net income of subsidiaries       33       29       28      118       98
           -------------------------------------------------------------------------
           Net income                   $   954  $ 1,032  $   897  $ 4,045  $ 3,579
           -------------------------------------------------------------------------
           -------------------------------------------------------------------------
           Preferred dividends paid          16       16        7       51       30
           -------------------------------------------------------------------------
           Net income available to
            common shareholders         $   938  $ 1,016  $   890  $ 3,994  $ 3,549
           -------------------------------------------------------------------------
           -------------------------------------------------------------------------
           Average number of common
            shares outstanding (millions):
             Basic                          983      988      989      989      988
             Diluted                        991      996    1,000      997    1,001
           -------------------------------------------------------------------------
           Earnings per common share
            (in dollars)(3):
             Basic                      $  0.95  $  1.03  $  0.90  $  4.04  $  3.59
             Diluted                    $  0.95  $  1.02  $  0.89  $  4.01  $  3.55
           -------------------------------------------------------------------------
           Dividends per common share
            (in dollars)                $  0.45  $  0.45  $  0.39  $  1.74  $  1.50
           -------------------------------------------------------------------------
           -------------------------------------------------------------------------
           Certain comparative amounts have been reclassified to conform with current period presentation.

           (1) Refer to note below on new accounting policies related to financial instruments adopted in the first quarter of 2007.
           (2) Prior to November 1, 2006, the net gain was related to securities classified as investment securities. These securities were reclassified as a result of new accounting policies related to financial instruments.
           (3) The calculation of earnings per share is based on full dollar and share amounts.

           See Basis of Presentation below.

           Consolidated Balance Sheet

                                                                   As at
           -------------------------------------------------------------------------
                                                      October       July    October
                                                           31         31         31
           (Unaudited) ($ millions)                    2007(1)    2007(1)      2006
           -------------------------------------------------------------------------

           Assets
           Cash resources
           Cash and non-interest-bearing
            deposits with banks                      $  2,138   $  2,370   $  2,280
           Interest-bearing deposits with banks        23,011     23,048     17,734
           Precious metals                              4,046      3,358      3,362
           -------------------------------------------------------------------------
                                                       29,195     28,776     23,376
           -------------------------------------------------------------------------
           Securities
           Trading                                     59,685     63,797     62,490
           Available-for-sale(2)                       28,426     28,636          -
           Investment                                       -          -     32,870
           Equity accounted investments                   724        424        142
           -------------------------------------------------------------------------
                                                       88,835     92,857     95,502
           -------------------------------------------------------------------------
           Securities purchased under
            resale agreements                          22,542     26,834     25,705
           -------------------------------------------------------------------------

           Loans
           Residential mortgages                      102,154     99,000     89,590
           Personal and credit cards                   41,734     41,360     39,058
           Business and government                     85,500     84,778     76,733
           -------------------------------------------------------------------------
                                                      229,388    225,138    205,381
           Allowance for credit losses                  2,241      2,423      2,607
           -------------------------------------------------------------------------
                                                      227,147    222,715    202,774
           -------------------------------------------------------------------------

           Other
           Customers' liability under acceptances      11,538     10,289      9,555
           Derivative instruments                      21,960     16,635     12,098
           Land, buildings and equipment                2,271      2,296      2,256
           Goodwill                                     1,134      1,140        873
           Other intangible assets                        273        287        294
           Other assets                                 6,615      6,286      6,573
           -------------------------------------------------------------------------
                                                       43,791     36,933     31,649
           -------------------------------------------------------------------------
                                                     $411,510   $408,115   $379,006
           -------------------------------------------------------------------------
           -------------------------------------------------------------------------

           Liabilities and shareholders' equity
           Deposits
           Personal                                  $100,823   $ 98,171   $ 93,450
           Business and government                    161,229    156,668    141,072
           Banks                                       26,406     32,146     29,392
           -------------------------------------------------------------------------
                                                      288,458    286,985    263,914
           -------------------------------------------------------------------------

           Other
           Acceptances                                 11,538     10,289      9,555
           Obligations related to securities
            sold under repurchase agreements           28,137     31,223     33,470
           Obligations related to securities
            sold short                                 16,039     21,322     13,396
           Derivative instruments                      24,689     15,352     12,869
           Other liabilities                           21,138     20,248     24,799
           Non-controlling interest in subsidiaries       497        505        435
           -------------------------------------------------------------------------
                                                      102,038     98,939     94,524
           -------------------------------------------------------------------------
           Subordinated debentures                      1,710      1,774      2,271
           -------------------------------------------------------------------------
           Capital instrument liabilities                 500        750        750
           -------------------------------------------------------------------------

           Shareholders' equity
           Capital stock
             Preferred shares                           1,635      1,290        600
             Common shares and contributed surplus      3,566      3,521      3,425
           Retained earnings                           17,460     16,967     15,843
           Accumulated other comprehensive
            income (loss)(1)                           (3,857)    (2,111)    (2,321)
           -------------------------------------------------------------------------
                                                       18,804     19,667     17,547
           -------------------------------------------------------------------------
                                                     $411,510   $408,115   $379,006
           -------------------------------------------------------------------------
           -------------------------------------------------------------------------
           Certain comparative amounts have been reclassified to conform with current period presentation.

           (1) Refer to note below on new accounting policies related to financial instruments adopted in the first quarter of 2007.
           (2) Prior to November 1, 2006, these securities were classified as investment securities. They were reclassified as a result of new accounting policy related to financial instruments.

           See Basis of Presentation below.

           Consolidated Statement of Changes in Shareholders' Equity

                                                                 For the year ended
           -------------------------------------------------------------------------
                                                                 October    October
                                                                      31         31
           (Unaudited) ($ millions)                                 2007       2006
           -------------------------------------------------------------------------
           Preferred shares
           Balance at beginning of year                         $    600   $    600
           Issued                                                  1,035          -
           -------------------------------------------------------------------------
           Balance at end of year                                  1,635        600
           -------------------------------------------------------------------------
           -------------------------------------------------------------------------

           Common shares and contributed surplus
           Common shares:
             Balance at beginning of year                          3,425      3,316
             Issued                                                  184        135
             Purchased for cancellation                              (43)       (26)
           -------------------------------------------------------------------------
             Balance at end of year                                3,566      3,425
           Contributed surplus: Fair value of stock options            -          -
           -------------------------------------------------------------------------
           Total                                                   3,566      3,425
           -------------------------------------------------------------------------
           -------------------------------------------------------------------------

           Retained earnings
           Balance at beginning of year                           15,843     14,126
           Cumulative effect of adopting
            new accounting policies                               (61)(1)    (25)(2)
           -------------------------------------------------------------------------
                                                                  15,782     14,101
           Net income                                              4,045      3,579
           Dividends:
             Preferred                                               (51)       (30)
             Common                                               (1,720)    (1,483)
           Purchase of shares                                       (586)      (324)
           Other                                                     (10)         -
           -------------------------------------------------------------------------
           Balance at end of year                                 17,460     15,843
           -------------------------------------------------------------------------
           -------------------------------------------------------------------------

           Accumulated other comprehensive income (loss)(1)
           Balance at beginning of year                           (2,321)    (1,961)
           Cumulative effect of adopting new
            accounting policies                                      683          -
           Other comprehensive income (loss)                      (2,219)      (360)
           -------------------------------------------------------------------------
           Balance at end of year                                 (3,857)    (2,321)
           -------------------------------------------------------------------------
           Total shareholders' equity at end of year            $ 18,804   $ 17,547
           -------------------------------------------------------------------------
           -------------------------------------------------------------------------

           Consolidated Statement of Comprehensive Income(1)

                                                                 For the year ended
           -------------------------------------------------------------------------
                                                                 October    October
                                                                      31         31
           (Unaudited) ($ millions)                                 2007       2006
           -------------------------------------------------------------------------
           Comprehensive income
           Net income                                           $  4,045   $  3,579
           Other comprehensive income (loss),
            net of income taxes:
             Net change in unrealized foreign
              currency translation losses                         (2,228)      (360)
             Net change in unrealized gains on
              available-for-sale securities                          (67)         -
             Net change in gains (losses) on derivative
              instruments designated as cash flow hedges              76          -
           -------------------------------------------------------------------------
           Other comprehensive income (loss)                      (2,219)      (360)
           -------------------------------------------------------------------------
           Comprehensive income                                 $  1,826   $  3,219
           -------------------------------------------------------------------------
           -------------------------------------------------------------------------

           Certain comparative amounts have been reclassified to conform with current period presentation.

           (1) Refer to note below on new accounting policies related to financial instruments adopted in the first quarter of 2007.
           (2) Relates to the adoption of a new accounting policy related to stock-
               based compensation adopted in 2006.

           See Basis of Presentation below.

           Condensed Consolidated Statement of Cash Flows

                                                For the three               For the
                                                 months ended            year ended
           -------------------------------------------------------------------------
                                           October    October    October    October
           Sources (uses) of cash flows         31         31         31         31
           (Unaudited) ($ millions)           2007       2006       2007       2006
           -------------------------------------------------------------------------
           Cash flows from operating
            activities
           Net income                     $    954   $    897   $  4,045   $  3,579
           Adjustments to determine net
            cash flows from (used in)
            operating activities               (86)       (62)       (57)      (103)
           Net accrued interest
            receivable and payable              88        296         18        221
           Trading securities                2,686     (4,834)       334    (13,042)
           Derivative instruments, net       3,439        816        932        668
           Other, net                       (2,891)     1,924     (3,261)     2,713
           -------------------------------------------------------------------------
                                             4,190       (963)     2,011     (5,964)
           -------------------------------------------------------------------------
           Cash flows from financing
            activities
           Deposits                         13,566      8,144     41,746     44,014
           Obligations related to
            securities sold under
            repurchase agreements           (1,964)     4,435     (3,858)     8,245
           Obligations related to
            securities sold short           (4,610)    (1,247)     3,848      2,190
           Subordinated debentures
            redemptions/repayments               -          -       (500)      (300)
           Capital instrument liabilities
            redemptions/repayments            (250)         -       (250)         -
           Preferred shares issued             345          -      1,035          -
           Common shares issued                 20         33        112        118
           Common shares redeemed/
            purchased for cancellation           -        (36)      (629)      (350)
           Cash dividends paid                (458)      (393)    (1,771)    (1,513)
           Other, net                         (139)       341      3,391        684
           -------------------------------------------------------------------------
                                             6,510     11,277     43,124     53,088
           -------------------------------------------------------------------------

           Cash flows from investing
            activities
           Interest-bearing deposits
            with banks                      (1,063)       923     (7,087)    (1,664)
           Securities purchased under
            resale agreements                3,484     (3,205)     1,897     (5,633)
           Loans, excluding
            securitizations                (14,094)    (9,273)   (42,028)   (31,978)
           Loan securitizations                992        699      3,756      2,514
           Securities, other than
            trading, net(1)                    265      1,239       (851)    (8,169)
           Land, buildings and equipment,
            net of disposals                   (87)       (95)      (317)      (256)
           Other, net(2)                      (271)      (326)      (390)    (2,099)
           -------------------------------------------------------------------------
                                           (10,774)   (10,038)   (45,020)   (47,285)
           -------------------------------------------------------------------------
           Effect of exchange rate
            changes on cash and cash
            equivalents                       (158)        (9)      (257)       (60)
           -------------------------------------------------------------------------
           Net change in cash and cash
            equivalents                       (232)       267       (142)      (221)
           Cash and cash equivalents
            at beginning of period           2,370      2,013      2,280      2,501
           -------------------------------------------------------------------------
           Cash and cash equivalents
            at end of period(3)           $  2,138   $  2,280   $  2,138   $  2,280
           -------------------------------------------------------------------------
           -------------------------------------------------------------------------

           Cash disbursements made for:
             Interest                     $  2,765   $  3,003   $ 13,625   $ 10,559
             Income taxes                 $     69   $    188   $    905   $  1,012
           -------------------------------------------------------------------------
           -------------------------------------------------------------------------
           Certain comparative amounts have been reclassified to conform with current period presentation.

           (1) Prior to November 1, 2006, this related to securities classified as investment securities. They were reclassified as a result of new accounting policies related to financial instruments.
           (2) For the three and twelve months ended October 31, 2007, comprises investments in subsidiaries, net of cash and cash equivalents at the date of acquisition of $3 and $6, respectively (October 31, 2006 -
               $9, and $167, respectively), and net of non-cash consideration of common shares issued from treasury of $21 and $36, respectively
               (October 31, 2006 - nil, and $1, respectively).
           (3) Represents cash and non-interest bearing deposits with banks.

           See Basis of Presentation below.
           >>

           Basis of preparation

           These unaudited consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (GAAP), except for certain required disclosures. Therefore, these consolidated financial statements should be read in conjunction with the Bank's audited consolidated financial statements for the year ended October 31, 2006. The significant accounting policies used in the preparation of these consolidated financial statements are consistent with those used in the 2006 year-end statements, except as described below. Certain comparative amounts have been reclassified to conform with the current period's accounting presentation.

           New accounting policies

           Commencing November 1, 2006, the Bank adopted three new accounting standards: (i) Financial Instruments - Recognition and Measurement, (ii)
Hedges and (iii) Comprehensive Income. The new standards require all financial assets and financial liabilities to be carried at fair value in the
Consolidated Balance Sheet, except the following, which are carried at amortized cost unless designated as held for trading upon initial recognition:
loans and receivables, securities designated as held-to-maturity and non-trading financial liabilities. The methods used by the Bank in determining the fair value of financial instruments are unchanged as a result of implementing these new accounting standards. Prior periods have not been restated as a result of implementing the new accounting standards, except that unrealized foreign currency translation gains/losses on net investments in self-sustaining operations have been reclassified to accumulated other comprehensive income (loss). As a result of these changes, the Bank has recorded a net reduction of $61 million (net of income tax benefit of
$31 million) to opening retained earnings. This transition impact arose primarily from recognizing in retained earnings the deferred gains and losses relating to certain previously discontinued hedges. The adoption of these new accounting policies did not have a material impact on the Bank's results of operations for fiscal 2007. The most significant other balance sheet categories impacted on November 1, 2006 as a result of these new standards were as follows:

           <<
           -------------------------------------------------------------------------
           $ millions

           Balance sheet        Increase/
            category           (Decrease)   Explanation
           -------------------------------------------------------------------------
           Available-for-sale    $ 1,091    To record these securities at fair value
            securities
           -------------------------------------------------------------------------
           Future tax assets     $  (369)   To record future taxes on the components
            (Other assets)                  of accumulated other comprehensive
                                            income
           -------------------------------------------------------------------------
           Accumulated other     $   683    After-tax impact related to net
            comprehensive income            unrealized gains on available-for-sale
                                            securities and cash flow hedges
           -------------------------------------------------------------------------
           >>

           A new Consolidated Statement of Comprehensive Income now forms part of the Bank's consolidated financial statements and displays current period net income and other comprehensive income. Accumulated other comprehensive income
(loss) is a separate component of shareholders' equity. The Consolidated
Statement of Comprehensive Income reflects changes in accumulated other comprehensive income, comprising changes in unrealized gains and losses on available-for-sale assets, the fair value of derivatives designated as cash flow hedges, to the extent they are effective, and foreign currency translation amounts arising from self-sustaining foreign operations.
           The components of accumulated other comprehensive income (loss) as at
October 31, 2007 and 2006 were as follows:

           <<
           Accumulated other comprehensive income (loss)(1)

                                                   As at and for the year ended
           -------------------------------------------------------------------------
                                           Opening  Transition       Net     Ending
                                           balance     amount     change    balance
                                         -------------------------------------------
                                           October   November               October
           ($ millions)                    31 2006     1 2006             31 2007(1)
           -------------------------------------------------------------------------
           Unrealized foreign currency
            translation losses, net of
            hedging activities            $ (2,321)  $      -   $ (2,228)  $ (4,549)
           Unrealized gains on
            available-for-sale securities,
            net of hedging activities            -        706        (67)       639
           Gains (losses) on derivative
            instruments designated as
            cash flow hedges                     -        (23)        76         53
           -------------------------------------------------------------------------
           Accumulated other
            comprehensive income (loss)   $ (2,321)  $    683   $ (2,219)  $ (3,857)
           -------------------------------------------------------------------------
           -------------------------------------------------------------------------

                                           As at and for the year ended
           --------------------------------------------------------------
                                           Opening        Net     Ending
                                           balance     change    balance
                                         --------------------------------
                                           October               October
           ($ millions)                    31 2005             31 2006(1)
           --------------------------------------------------------------
           Unrealized foreign currency
            translation losses, net of
            hedging activities            $ (1,961)  $   (360)  $ (2,321)
           Unrealized gains on
            available-for-sale securities,
            net of hedging activities            -          -          -
           Gains (losses) on derivative
            instruments designated as
            cash flow hedges                     -          -          -
           --------------------------------------------------------------
           Accumulated other
            comprehensive income (loss)   $ (1,961)  $   (360)  $ (2,321)
           --------------------------------------------------------------
           --------------------------------------------------------------
           (1) Amounts are net of applicable Income tax expense/benefit.
           >>

           Shareholder and Investor Information

           Direct Deposit Service

           Shareholders may have dividends deposited directly into accounts held at financial institutions which are members of the Canadian Payments Association.
To arrange direct deposit service, please write to the Transfer Agent.

           Dividend and Share Purchase Plan

           Scotiabank's dividend reinvestment and share purchase plan allows common and preferred shareholders to purchase additional common shares by reinvesting their cash dividend without incurring brokerage or administrative fees.
           As well, eligible shareholders may invest up to $20,000 each fiscal year to purchase additional common shares of the Bank. Debenture holders may apply interest on fully registered Bank subordinated debentures to purchase additional common shares. All administrative costs of the plan are paid by the
Bank.
           For more information on participation in the plan, please contact the
Transfer Agent.

           Dividend Dates for 2008

           Record and payment dates for common and preferred shares, subject to approval by the Board of Directors.

           <<
               Record Date          Payment Date
               January 2            January 29
               April 1              April 28
               July 2               July 29
               October 7            October 29
           >>

           Annual Meeting Date for Fiscal 2007

           The Bank's Annual Meeting of Shareholders will be held at the Shaw
Conference Centre in Edmonton, Alberta, on March 4, 2008. The record date for determining shareholders entitled to receive notice of and to vote at the meeting will be the close of business on January 14, 2008.

           Duplicated Communication

           If your shareholdings are registered under more than one name or address, multiple mailings will result. To eliminate this duplication, please write to the Transfer Agent to combine the accounts.

           World Wide Web Site

           For information relating to Scotiabank and its services, visit us at our
Web site: www.scotiabank.com.

           Conference Call and Web Broadcast

           The quarterly results conference call will take place on December 6,
2007, at 2:00 p.m. EST and is expected to last approximately one hour.
Interested parties are invited to access the call live, in listen-only mode, by telephone, toll free, at 1-800-733-7571 (please call five to 15 minutes in advance). In addition, an audio Webcast, with accompanying slide presentation, may be accessed via the Investor Relations page of www.scotiabank.com.
Following discussion of the results by Scotiabank executives, there will be a question and answer session. Listeners are invited to submit questions by
e-mail to investor.relations(at)scotiabank.com.
           A telephone replay of the conference call will be available from
December 6, 2007, to December 20, 2007, by calling (416) 640-1917 and entering the identification code 21251767 followed by the number sign. The archived audio Webcast will be available on the Bank's Website for three months.

           Forward-looking statements

           Our public communications often include oral or written forward-looking statements. Statements of this type are included in this document and may be included in other filings with Canadian securities regulators or the U.S.
Securities and Exchange Commission, or in other communications. All such statements are made pursuant to the "safe harbour" provisions of the United
States Private Securities Litigation Reform Act of 1995 and any applicable
Canadian securities legislation. Forward-looking statements may include comments with respect to the Bank's objectives, strategies to achieve those objectives, expected financial results (including those in the area of risk management), and the outlook for the Bank's businesses and for the Canadian,
United States and global economies. Such statements are typically identified by words or phrases such as "believe," expect," "anticipate," "intent,"
"estimate," "plan," "may increase," "may fluctuate," and similar expressions of future or conditional verbs such as "will," "should," "would" and "could."

           By their very nature, forward-looking statements involve numerous assumptions, inherent risks and uncertainties, both general and specific, and the risk that predictions and other forward-looking statements will not prove to be accurate. Do not unduly rely on forward-looking statements, as a number of important factors, many of which are beyond our control, could cause actual results to differ materially from the estimates and intentions expressed in such forward-looking statements. These factors include, but are not limited to: the economic and financial conditions in Canada and globally; fluctuations in interest rates and currency values; liquidity; the effect of changes in monetary policy; legislative and regulatory developments in Canada and elsewhere, including changes in tax laws; operational and reputational risks;
the accuracy and completeness of information the Bank receives on customers and counterparties; the timely development and introduction of new products and services in receptive markets; the Bank's ability to expand existing distribution channels and to develop and realize revenues from new distribution channels; the Bank's ability to complete and integrate acquisitions and its other growth strategies; changes in accounting policies and methods the Bank uses to report its financial condition and the results of its operations, including uncertainties associated with critical accounting assumptions and estimates; the effect of applying future accounting changes;
global capital markets activity; the Bank's ability to attract and retain key executives; reliance on third parties to provide components of the Bank's business infrastructure; unexpected changes in consumer spending and saving habits; technological developments; fraud by internal or external parties, including the use of new technologies in unprecedented ways to defraud the
Bank or its customers; consolidation in the Canadian financial services sector; competition, both from new entrants and established competitors;
judicial and regulatory proceedings; acts of God, such as earthquakes and hurricanes; the possible impact of international conflicts and other developments, including terrorist acts and war on terrorism; the effects of disease or illness on local, national or international economies; disruptions to public infrastructure, including transportation, communication, power and water; and the Bank's anticipation of and success in managing the risks implied by the foregoing. A substantial amount of the Bank's business involves making loans or otherwise committing resources to specific companies, industries or countries. Unforeseen events affecting such borrowers, industries or countries could have a material adverse effect on the Bank's financial results, businesses, financial condition or liquidity. These and other factors may cause the Bank's actual performance to differ materially from that contemplated by forward-looking statements. For more information on the risks the Bank faces, see the Risk Management section of the Bank's 2006
Annual Report.
           The preceding list of important factors is not exhaustive. When relying on forward-looking statements to make decisions with respect to the Bank and its securities, investors and others should carefully consider the preceding factors, other uncertainties and potential events. The Bank does not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by or on its behalf.
           The "Outlook" section in this document is based on the Bank's views and the actual outcome is uncertain. Readers should consider the above-noted
factors when reviewing this section.

           Additional information relating to the Bank, including the Bank's Annual
Information Form, can be located on the SEDAR website at www.sedar.com and on the EDGAR section of the SEC's website at www.sec.gov.

           <<
           General Information

           Information on your shareholdings and dividends may be obtained by writing to the Bank's Transfer Agent:

               Computershare Trust Company of Canada
               100 University Avenue, Ninth Floor
               Toronto, Ontario, Canada  M5J 2Y1
               Telephone: 1-877-982-8767
               Facsimile: 1-888-453-0330
               Electronic Mail: service(at)computershare.com

           Contact Information

           Investors:
           Financial analysts, portfolio managers and other investors requiring financial information, please contact Investor Relations, Finance Department:

               Scotiabank
               Scotia Plaza, 44 King Street West
               Toronto, Ontario, Canada M5H 1H1
               Telephone: (416) 866-5982
               Facsimile: (416) 866-7867
               Electronic Mail: investor.relations(at)scotiabank.com

           Media:
           For other information and for media enquiries, please contact the Public,
Corporate and Government Affairs Department at the above address.

               Telephone: (416) 866-3925
               Facsimile: (416) 866-4988
               Electronic Mail: corpaff(at)scotiabank.com

           Shareholders:
           For enquiries related to changes in share registration or address, dividend information, lost share certificates, estate transfers, or to advise of duplicate mailings, please contact the Bank's Transfer Agent:

               Computershare Trust Company of Canada
               100 University Avenue, Ninth Floor
               Toronto, Ontario, Canada  M5J 2Y1
               Telephone: 1-877-982-8767
               Facsimile: 1-888-453-0330
               Electronic Mail: service(at)computershare.com

               Co-Transfer Agent (U.S.A.)
               Computershare Trust Company N.A.
               350 Indiana Street
               Golden, Colorado 80401 U.S.A.
               Telephone: 1-800-962-4284

           For other shareholder enquiries, please contact the Finance Department:

               Scotiabank
               Scotia Plaza, 44 King Street West
               Toronto, Ontario, Canada M5H 1H1
               Telephone: (416) 866-4790
               Facsimile: (416) 866-4048
               Electronic Mail: corporate.secretary(at)scotiabank.com
           >>

           Rapport trimestriel disponible en francais

           Le Rapport annuel et les etats financiers de la Banque sont publies en francais et en anglais et distribues aux actionnaires dans la version de leur choix. Si vous preferez que la documentation vous concernant vous soit adressee en francais, veuillez en informer Relations publiques, Affaires de la societe et Affaires gouvernementales, La Banque de Nouvelle-Ecosse, Scotia
Plaza, 44, rue King Ouest, Toronto (Ontario), Canada M5H 1H1, en joignant, si possible, l'etiquette d'adresse, afin que nous puissions prendre note du changement.

           The Bank of Nova Scotia is incorporated in Canada with limited liability.

           %SEDAR: 00001289EF          %CIK: 0000009631

           /For further information: Kevin Harraher, Vice-President, Investor
Relations, (416) 866-5982; Frank Switzer, Director, Public Affairs, (416)
866-7238/
           (BNS. BNS)

CO:  Scotiabank - Financial Releases; Scotiabank

CNW 12:14e 06-DEC-07